United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2014

BR GAAP

Filed with the CVM, SEC and HKEx on

July 31, 2014

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Registered Public Accounting Firm	2

Condensed Consolidated and Parent Company Balance Sheets as at June 30, 2014 and December 31, 2013	4

Condensed Consolidated and Parent Company Statements of Income for the Three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	6

Condensed Consolidated and Parent Company Statements of Comprehensive Income for the Three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	8

Condensed Statement of Changes in Stockholder’s Equity for the Six-month period ended June 30, 2014 and June 30, 2013	9

Condensed Consolidated Statement of Cash Flow for the Three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	10

Condensed Parent Company Statement of Cash Flow for the Six-month period ended June 30, 2014 and June 30, 2013	11

Condensed Consolidated and Parent Company Statement of Added Value for the Three-month period ended June 30, 2014 and June 30, 2013	12

Selected Notes to the Interim Financial Statement	13

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	64

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim accounting information of Vale S.A. (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2014, which comprises the balance sheet as of June 30, 2014 and the respective statements of income and comprehensive income for the three-month and six-month periods ended on June 30, 2014 and the respective statements of changes in stockholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of the individual interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Interim Statement” and consolidated interim accounting information in accordance with CPC 21(R1)  and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1), applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

We have also reviewed the individual and consolidated interim information of added value for the six-month period ended June 30, 2014, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Previous year and quarters accounting information

The individual and consolidated interim accounting information corresponding to the year ended December 31, 2013 and to the quarters ended March 31, 2014 and 2013 and June 30, 2013 presented for comparison purposes, were previously audited and reviewed by other independent auditors who issued reports dated February 26, 2014, April 30, 2014, April 24, 2013 and August 7, 2013, respectively, without any qualification.

Rio de Janeiro, July 28, 2014

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052.428/O-2

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	7	15,560	12,465	1,264	3,635
Derivative financial instruments	23	503	471	389	378
Accounts receivable	8	9,185	13,360	22,645	14,167
Related parties	30	1,521	611	1,961	1,684
Inventories	9	10,981	9,662	3,572	3,287
Prepaid income taxes		2,237	5,563	2,039	4,629
Recoverable taxes	10	3,939	3,698	2,328	2,295
Advances to suppliers		503	292	94	130
Receivable from sale of investment	6c)	2,000	—	2,000	—
Others		1,623	2,159	668	906
		48,052	48,281	36,960	31,111

Non-current assets held for sale and discontinued operation	6	1,672	8,822	1,672	7,051
		49,724	57,103	38,632	38,162
Non-current assets

Related parties	30	232	253	823	864
Loans and financing agreements receivable		522	564	100	192
Judicial deposits	17	3,595	3,491	3,009	2,888
Recoverable income taxes		927	899	—	—
Deferred income taxes	19	9,670	10,596	6,723	7,418
Recoverable taxes	10	789	668	398	258
Derivative financial instruments	23	435	329	45	—
Deposit on incentive and reinvestment		472	447	443	418
Others		1,741	1,730	202	159
		18,383	18,977	11,743	12,197

Investments	11	11,251	8,397	117,440	123,370
Intangible assets, net	12	15,886	16,096	15,486	15,636
Property, plant and equipment, net	13	188,332	191,308	74,648	70,705
		233,852	234,778	219,317	221,908
Total		283,576	291,881	257,949	260,070

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated			Parent Company
	Notes	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		8,209	8,837	4,606	3,640
Payroll and related charges		2,262	3,247	1,521	2,228
Derivative financial instruments	23	932	556	680	435
Loans and financing	15	3,966	4,158	3,170	3,181
Related parties	30	482	479	6,870	6,453
Income Taxes Settlement Program	18	1,155	1,102	1,132	1,079
Taxes and royalties payable		1,305	766	594	356
Provision for income taxes		719	886	—	—
Employee postretirement obligations	20	227	227	62	52
Asset retirement obligations	16	357	225	89	90
Others		1,370	985	294	756
		20,984	21,468	19,018	18,270

Liabilities directly associated with non-current assets held for sale and discontinued operation	6	—	1,050	—	—
		20,984	22,518	19,018	18,270
Non-current liabilities
Derivative financial instruments	23	2,101	3,496	2,023	3,188
Loans and financing	15	61,805	64,819	31,826	32,896
Related parties	30	390	11	30,610	32,013
Employee postretirement obligations	20	4,498	5,148	455	464
Provisions for litigation	17	3,306	2,989	2,330	2,008
Income taxes Settlement program	18	15,403	15,243	15,088	14,930
Deferred income taxes	19	7,406	7,562	—	—
Asset retirement obligations	16	5,967	5,969	1,966	1,856
Stockholders’ Debentures	29(b)	4,806	4,159	4,806	4,159
Redeemable noncontrolling interest		625	646	—	—
Gold stream transaction	28	3,222	3,508	—	—
Others		2,519	3,692	2,031	1,940
		112,048	117,242	91,135	93,454
Total liabilities		133,032	139,760	110,153	111,724

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,172,718 (in 2013 - 2,108,579,618) issued		29,879	29,475	29,879	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (in 2013 - 3,256,724,482) issued		47,421	45,525	47,421	45,525
Treasury stock - 59,405,792 (in 2013 - 140,857,692) preferred and 31,535,402 (in 2013 - 71,071,482) common shares		(2,746)	(7,838)	(2,746)	(7,838)
Results from operations with noncontrolling stockholders		(840)	(840)	(840)	(840)
Results on conversion of shares		50	50	50	50
Unrealized fair value gain (losses)		(2,451)	(2,815)	(2,451)	(2,815)
Cumulative translation adjustments		10,149	15,527	10,149	15,527
Retained earnings and revenue reserves		66,334	69,262	66,334	69,262
Total company stockholders’ equity		147,796	148,346	147,796	148,346
Noncontrolling interests		2,748	3,775	—	—
Total stockholders’ equity		150,544	152,121	147,796	148,346
Total liabilities and stockholders’ equity		283,576	291,881	257,949	260,070

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Continuing operations
Net operating revenue	25	22,084	22,109	44,493	43,335
Cost of goods sold and services rendered	26	(13,566)	(12,232)	(26,738)	(23,040)
Gross profit		8,518	9,877	17,755	20,295

Operating (expenses) income
Selling and administrative expenses	26	(528)	(646)	(1,195)	(1,349)
Research and evaluation expenses		(355)	(321)	(699)	(665)
Pre operating and stoppage operation		(589)	(951)	(1,175)	(1,700)
Other operating expenses, net	26	(364)	(485)	(870)	(723)
		(1,836)	(2,403)	(3,939)	(4,437)
Impairment of non-current assets		(1,730)	—	(1,730)	—
Operating income		4,952	7,474	12,086	15,858

Financial income	27	2,702	1,769	5,832	3,038
Financial expenses	27	(2,831)	(8,778)	(5,633)	(10,714)
Equity results from associates and joint venture	11	542	104	1,001	446
Results on sale of investments from associates and joint ventures		(39)	—	(39)	—
Net income before income taxes		5,326	569	13,247	8,628

Income taxes	19
Current tax		(1,229)	(539)	(3,420)	(2,724)
Deferred tax		(1,007)	711	(1,153)	1,039
		(2,236)	172	(4,573)	(1,685)
Income from continuing operations		3,090	741	8,674	6,943
Loss attributable to noncontrolling interests		(97)	(68)	(422)	(182)
Net income attributable to the Company’s stockholders		3,187	809	9,096	7,125

Discontinued Operations
Loss from discontinued operations		—	23	—	(92)
Net loss attributable to the Company’s stockholders		—	23	—	(92)

Net income		3,090	764	8,674	6,851
Loss attributable to noncontrolling interests		(97)	(68)	(422)	(182)
Net income attributable to the Company’s stockholders		3,187	832	9,096	7,033

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	24
Preferred share (in Brazilian reais)		0.62	0.16	1.77	1.36
Common share (in Brazilian reais)		0.62	0.16	1.77	1.36

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Income of Parent Company

In millions of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net operating revenue		13,700	15,180	29,734	28,566
Cost of goods sold and services rendered	26	(5,922)	(5,236)	(11,887)	(9,784)
Gross profit		7,778	9,944	17,847	18,782

Operating (expenses) income
Selling and administrative expenses	26	(301)	(376)	(623)	(762)
Research and evaluation expenses		(191)	(169)	(380)	(379)
Pre operating and stoppage operation		(91)	(284)	(195)	(529)
Equity results from subsidiaries	11	(2,569)	(1,084)	(4,684)	(955)
Other operating expenses, net	26	(435)	(127)	(773)	(355)
		(3,587)	(2,040)	(6,655)	(2,980)
Operating income		4,191	7,904	11,192	15,802

Financial income	27	2,378	1,722	5,315	2,872
Financial expenses	27	(2,374)	(8,352)	(4,660)	(9,725)
Equity results from associates and joint venture	11	542	104	1,001	446
Results on sale of investments from associates and joint ventures		(39)	—	(39)	—
Net income before income taxes		4,698	1,378	12,809	9,395

Income taxes	19
Current tax		(937)	(392)	(2,975)	(2,463)
Deferred tax		(574)	(154)	(738)	101
		(1,511)	(546)	(3,713)	(2,362)
Net income attributable to the Company’s stockholders		3,187	832	9,096	7,033

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	24
Preferred share (in Brazilian reais)		0.62	0.16	1.77	1.36
Common share (in Brazilian reais)		0.62	0.16	1.77	1.36

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income	3,090	764	8,674	6,851
Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	183	(399)	238	(327)
Effect of taxes	(40)	130	(46)	123
Equity results from associates and joint ventures, net taxes	—	—	3	—
	143	(269)	195	(204)
Total items that will not be reclassified subsequently to income	143	(269)	195	(204)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(1,325)	7,608	(5,472)	5,290

Unrealized loss on available-for-sale investments
Gross balance for the period	—	(176)	—	(582)

Cash flow hedge
Gross balance for the period	158	(109)	145	(238)
Effect of taxes	(16)	21	(8)	31
Equity results from associates and joint ventures, net taxes	5	(11)	6	(5)
Transfer of realized results to income, net of taxes	(34)	(35)	(71)	(1)
	113	(134)	72	(213)
Total items that will be reclassified subsequently to income	(1,212)	7,298	(5,400)	4,495
Total comprehensive income	2,021	7,793	3,469	11,142
Comprehensive income attributable to noncontrolling interests	(159)	200	(613)	(6)
Comprehensive income attributable to the Company’s stockholders	2,180	7,593	4,082	11,148

	Parent company (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income	3,187	832	9,096	7,033
Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(65)	(306)	(127)	(465)
Effect of taxes	22	103	43	157
Equity results from entities, net taxes	186	(66)	279	104
	143	(269)	195	(204)
Total items that will not be reclassified subsequently to income	143	(269)	195	(204)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(1,263)	7,340	(5,281)	5,114

Unrealized loss on available-for-sale investments
Equity results from entities, net taxes	—	(176)	—	(582)

Cash flow hedge
Equity results from entities, net taxes	113	(134)	72	(213)
Total items that will be reclassified subsequently to income	(1,150)	7,030	(5,209)	4,319
Total comprehensive income	2,180	7,593	4,082	11,148

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Six-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	75,000	50	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income	—	—	—	—	—	—	—	7,033	7,033	(182)	6,851
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(204)	—	—	(204)	—	(204)
Cash flow hedge	—	—	—	—	—	(213)	—	—	(213)	—	(213)
Unrealized fair value results	—	—	—	—	—	(582)	—	—	(582)	—	(582)
Translation adjustments	—	—	—	—	—	(240)	5,354	—	5,114	176	5,290
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	20	20
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	61	61
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(101)	(101)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(4,453)	(4,453)	—	(4,453)
June 30, 2013 (unaudited)	75,000	50	(840)	78,450	(7,838)	(5,415)	14,356	2,596	156,359	3,219	159,578

December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income	—	—	—	—	—	—	—	9,096	9,096	(422)	8,674
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	195	—	—	195	—	195
Cash flow hedge	—	—	—	—	—	72	—	—	72	—	72
Translation adjustments	—	—	—	—	—	97	(5,378)	—	(5,281)	(191)	(5,472)
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(553)	(553)
Capitalization of reserves	2,300	—	—	(2,300)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	150	150
Cancellation of treasury stock	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(11)	(11)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(4,632)	(4,632)	—	(4,632)
June 30, 2014 (unaudited)	77,300	50	(840)	61,870	(2,746)	(2,451)	10,149	4,464	147,796	2,748	150,544

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash flow from continuing operating activities:
Net income from continuing operations	3,090	741	8,674	6,943
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint ventures	(542)	(104)	(1,001)	(446)
Results on sale investments from associates and joint controlled entities	39	—	39	—
Loss on disposal of property, plant and equipment	394	85	694	240
Impairment on non-current assets	1,730	—	1,730	—
Depreciation, amortization and depletion	1,990	2,147	4,401	4,163
Deferred income taxes	1,007	(711)	1,153	(1,039)
Foreign exchange and indexation, net	(320)	1,389	(1,022)	750
Unrealized derivative losses, net	(629)	2,193	(1,087)	2,168
Stockholders’ Debentures	598	170	647	506
Other	(24)	180	17	49
Decrease (increase) in assets:
Accounts receivable	(412)	2,050	3,550	2,890
Inventories	324	916	(1,747)	219
Recoverable taxes	922	(207)	2,703	(226)
Other	115	(133)	272	255
Increase (decrease) in liabilities:
Suppliers and contractors	126	463	166	(215)
Payroll and related charges	457	399	(963)	(884)
Taxes and contributions	174	184	(49)	144
Gold stream transaction	—	—	—	2,899
Other	173	125	193	(461)
Net cash provided by operating activities from continuing operations	9,212	9,887	18,370	17,955
Net cash provided by (used in) operating activities from discontinued operations	—	37	—	(68)
Net cash provided by operating activities	9,212	9,924	18,370	17,887

Cash flow from continuing investing activities:
Short-term investments	—	321	3	(318)
Loans and advances	343	(183)	116	(134)
Guarantees and deposits	(36)	(37)	(112)	(86)
Additions to investments	(170)	(219)	(456)	(586)
Additions to property, plant and equipment and intangible assets	(6,047)	(5,358)	(11,680)	(12,417)
Dividends and interest on capital received from associates and joint ventures	464	553	490	553
Proceeds from disposal of fixed assets\ Investments	709	—	709	190
Proceeds from Gold stream transaction	—	—	—	1,161
Net cash used in investing activities from continuing operations	(4,737)	(4,923)	(10,930)	(11,637)
Net cash used in investing activities from discontinued operations	—	(476)	—	(874)
Net cash used in investing activities	(4,737)	(5,399)	(10,930)	(12,511)
Cash flow from continuing financing activities:
Loans and financing
Additions	21	1,913	1,573	2,171
Repayments	(529)	(1,320)	(1,226)	(2,134)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,632)	(4,453)	(4,632)	(4,453)
Dividends and interest on capital attributed to noncontrolling interest	—	(23)	—	(23)
Net cash used in financing activities from continuing operations	(5,140)	(3,883)	(4,285)	(4,439)
Net cash provided by financing activities from discontinued operations	—	182	—	182
Net cash used in financing activities	(5,140)	(3,701)	(4,285)	(4,257)

Increase (decrease) in cash and cash equivalents	(665)	824	3,155	1,119
Cash and cash equivalents of cash, beginning of the period	16,252	12,197	12,465	11,918
Effect of exchange rate changes on cash and cash equivalents	(27)	105	(60)	89
Cash and cash equivalents, end of the period	15,560	13,126	15,560	13,126
Cash paid during the period for (i):
Interest on loans and financing	(769)	(736)	(1,838)	(1,610)
Income taxes	(147)	(778)	(526)	(2,418)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	377	82	413	319

(i) Amounts paid are classified as cash flows from operating activities

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Cash flow from operating activities:
Net income from continuing operations	9,096	7,033
Adjustments to reconcile net income with cash from continuing operations
Equity results from entities	3,683	509
Loss on disposal of property, plant and equipment	187	205
Depreciation, amortization and depletion	1,544	1,198
Deferred income taxes	738	(101)
Foreign exchange and indexation, net	(3,036)	4,360
Unrealized derivative losses, net	(977)	1,744
Dividends and interest on capital received from subsidiaries	19	723
Stockholders’ Debentures	647	507
Other	(62)	(112)
Decrease (increase) in assets:
Accounts receivable	(8,397)	1,863
Inventories	(139)	628
Recoverable taxes	2,474	72
Other	345	477
Increase (decrease) in liabilities:
Suppliers and contractors	1,206	(527)
Payroll and related charges	(707)	(679)
Taxes and contributions	290	(152)
Other	(446)	(1,231)
Net cash provided by operating activities	6,465	16,517

Cash flow from investing activities:
Short-term investments	3	21
Loans and advances	923	326
Guarantees and deposits	(197)	(93)
Additions to investments	(1,384)	(3,893)
Additions to property, plant and equipment and intangible assets	(6,186)	(7,052)
Dividends and interest on capital received from associates and joint ventures	490	553
Proceeds from disposal of fixed assets\ Investments	709	—
Net cash used in investing activities	(5,642)	(10,138)
Cash flow from continuing financing activities:
Loans and financing
Additions	3,213	2,399
Repayments	(1,775)	(2,763)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,632)	(4,453)
Net cash used in financing activities	(3,194)	(4,817)

Increase (decrease) in cash and cash equivalents	(2,371)	1,562
Cash and cash equivalents of cash, beginning of the period	3,635	688
Cash and cash equivalents, end of the period	1,264	2,250
Cash paid during the period for (i):
Interest on loans and financing	(1,573)	(1,517)
Income taxes	(60)	(1,966)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	75	13

(i) Amounts paid are classified as cash flows from operating activities

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Six-month period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Generation of added value from continued operations
Gross revenue
Revenue from products and services	45,310	44,138	30,177	29,168
Other revenue	486	283	383	360
Revenue from the construction of own assets	11,680	13,121	6,186	6,691
Allowance for doubtful accounts	(7)	12	10	(6)
Less:
Acquisition of products	(1,975)	(1,421)	(570)	(360)
Outsourced services	(14,002)	(10,747)	(7,961)	(7,369)
Materials	(4,798)	(9,043)	(2,511)	(2,651)
Oil and gas	(1,964)	(1,795)	(1,297)	(1,098)
Energy	(641)	(624)	(319)	(358)
Freight	(3,543)	(2,622)	—	—
Impairment of non-current assets	(1,730)	—	—	—
Other costs and expenses	(3,939)	(3,936)	(1,048)	(1,998)
Gross added value	24,877	27,366	23,050	22,379
Depreciation, amortization and depletion	(4,401)	(4,163)	(1,544)	(1,198)
Net added value	20,476	23,203	21,506	21,181

Received from third parties
Equity results	1,001	446	(3,683)	(509)
Financial income	606	485	436	446
Monetary and exchange variation of assets	(774)	878	(720)	1,136
Total added value to be distributed from continued operations	21,309	25,012	17,539	22,254
Added value to be distributed from discontinued operations	—	493	—	—
Total added value to be distributed	21,309	25,505	17,539	22,254

Personnel	4,460	3,687	2,218	1,727
Taxes, rates and contribution	3,016	3,316	2,498	2,698
Current income tax	3,420	2,724	2,975	2,463
Deferred income tax	1,153	(1,039)	738	(101)
Financial expense (includes capitalized interest)	2,959	4,227	2,446	3,213
Monetary and exchange variation of liabilities	(3,047)	4,882	(3,318)	4,683
Other remunerations of third party funds	674	272	886	538
Net income from continued operations attributable to controlling interest	9,096	7,125	9,096	7,033
Net loss attributable to noncontrolling interest	(422)	(182)	—	—
Distribution of added value from continued operations	21,309	25,012	17,539	22,254
Distribution of added value from discontinued operations	—	493	—	—
Distribution of added value	21,309	25,505	17,539	22,254

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Condensed Consolidated Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 25.

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                     Basis of presentation

The consolidated condensed financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with the IAS 34 of International Financial Reporting Standards (“IFRS”), related to CPC 21 issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

The individual interim financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”) issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

In the Group, the accounting practices adopted in Brazil applicable to the individual interim financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint ventures and associates, as under the rules of IFRS would be the cost or fair value.

The condensed consolidated interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and also available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed consolidated interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2013, except as otherwise disclosed. These condensed consolidated interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through July 30, 2014, which was the date of the condensed consolidated interim financial statement were approved by the Board of Directors.

b)                                     Functional currency and presentation currency

The condensed consolidated interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these condensed consolidated financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate on		Average rate for the six-months period ended
	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.2025	2.3426	2.2974	2.0333
Canadian Dollar - CAD	2.0634	2.2031	2.0954	2.0013
Australian Dollar - AUD	2.0761	2.0941	2.1008	2.0618
Euro - EUR or €	3.0150	3.2265	3.1485	2.6694

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the interim financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014 (as described in Note 4).

4.                                      Accounting Standards

a)                                     Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting does not terminate or expire a derivative financial instrument replaces their original counterparty to become the new counterparty to each of the parties as consequence of law or regulation. This standard had no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). We adopted this standard beginning January 1, 2014. This standard had no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non financial assets impairment. This standard had no material effect on these financial statements.

a)                                     Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

Accounting for Acquisitions of Interests in Joint Operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

Clarification of Acceptable Methods of Depreciation and Amortisation — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

IFRS 15 Revenue from Contracts with Customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and is worth analyzing potential impacts regarding this pronouncement on our financial statements.

5.                                      Risk Management

During the period there was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.                                      Non-current assets and liabilities and held for sale

Described below assets and liabilities held for sale and discontinued operations reclassified during the period:

	Consolidated
	June 30, 2014 (unaudited)			December 31, 2013
	Energy	Vale Florestar	Total	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	—	—	330	—	330
Other current assets	—	—	—	634	—	634
Investments	203	177	380	—	186	186
Intangible, net	—	—	—	3,951	—	3,951
Property, plant and equipment, net	1,292	—	1,292	2,406	1,315	3,721
Total assets	1,495	177	1,672	7,321	1,501	8,822

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	—	—	198	—	198
Payroll and related charges	—	—	—	144	—	144
Other current liabilities	—	—	—	262	—	262
Other non-current liabilities	—	—	—	446	—	446
Total liabilities	—	—	—	1,050	—	1,050
Assets and liabilities from discontinued operation	1,495	177	1,672	6,271	1,501	7,772

a)                                     Vale Florestar

In June 2014, informs that it has signed an agreement with a subsidiary of Suzano Papel e Celulose (Suzano), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar Fundo de Investimento em Participações (FIP Vale Florestar) for R$205.

The completion of this transaction is subject to fulfillment of conditions precedent and approvals, including by the Conselho Administrativo de Defesa Econômica (CADE).

The loss of this transaction, of R$39 was recorded in the income statement in the line “Results on sale investments from associates and join controlled entities”.

b)                                     Energy Generation Assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”),  as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A.(“Norte Energia”), company in charge of the construction, operation and exploration of Belo Monte Hydroelectric facility (“Belo Monte”), and (ii) to create a joint venture named Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG through contribution of the holdings to the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The operation above is still pending of approval from Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”). The assets were transferred to assets held for sale with no impact in the Statement of Income.

c)                                      General Cargo Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of the General cargo logistic segment. As a consequence, beginning on January 1, 2014, the investment in VLI has been accounted as an investment in associate (Note 11).

In April 2013, Vale finalized the sale of its 35,9% stake in VLI capital to Mitsui & Co and to Fundo de Garantia de tempo de Serviço (“FGTS”) for the amount of R$2,709 of, which R$2,000 was settled through capital contribution directly in VLI. The amount of 26,5% to be received of the Brookfield Asset Management, on amount of R$2,000, is recorded on our Balance Sheet as “Receivable from sale of investment”, awaiting approvals from the relevant government agencies.

7.                                      Cash and Cash Equivalents

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Cash and bank accounts	5,430	3,649	31	28
Short-term investments	10,130	8,816	1,233	3,607
	15,560	12,465	1,264	3,635

Cash and cash equivalents includes cash, immediately redeemable deposits net and short-term investments with an insignificant risk of changes in value, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US Dollar, mainly time deposits.

8.                                      Accounts Receivables

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Denominated in Reais “Brazilian Reais”	1,927	1,193	1,598	1,275
Denominated in other currencies, mainly US$	7,464	12,375	21,128	12,984
	9,391	13,568	22,726	14,259

Allowance for credit losses	(206)	(208)	(81)	(92)
	9,185	13,360	22,645	14,167

In consolidated the accounts receivable related to the steel sector represented 80.73% and 79.70%, of total receivable on June 30, 2014 and December 31, 2013, respectively. In the parent company the steel sector represents on June 30, 2014 and December 31, 2013, 94.16% and 91.77% of the accounts receivable, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses related to accounts receivable recorded in the Statements of Income in three-month period ended on June 30, 2014 and June 30, 2013 totaled R$46 and R$2 and six-month period ended totaled R$(7) and R$12, respectively. Write-offs in three-month period ended at June 30, 2014 and June 30, 2013 totaled R$96 and R$17 and six-month period ended totaled R$101 and R$32, respectively.

9.                                      Inventory

Inventories are comprised as follows:

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Inventories of products
Bulk Material
Iron ore	2,447	1,513	1,730	1,574
Pellets	265	206	249	162
Manganese and ferroalloys	193	177	—	—
	2,905	1,896	1,979	1,736
Coal	539	746	—	—
	3,444	2,642	1,979	1,736
Base Metals
Nickel and other products	3,563	3,276	343	351
Copper	72	53	29	23
	3,635	3,329	372	374

Fertilizers
Potash	15	19	—	—
Phosphates	748	734	—	—
Nitrogen	44	45	—	—
	807	798	—	—

Other products	11	15	3	4
Total inventories of products	7,897	6,784	2,354	2,114

Inventory of material supplies	3,084	2,878	1,218	1,173
Total	10,981	9,662	3,572	3,287

On June 30, 2014 and December 31, 2013 balances included a provision to adjust inventories at market value for nickel, in the amount of R$0 and R$28, respectively; and manganese in the amount of R$2 and R$2, respectively; and coal in the amount of R$328 and R$228, respectively.

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Inventories of products
Balance at beginning of the period	7,796	7,797	6,784	7,351
Production/acquisition	12,098	10,159	24,790	19,575
Transfer from inventory of materials supplies	1,819	2,089	3,734	4,008
Cost of goods sold	(13,566)	(12,865)	(26,738)	(24,303)
Provision/ reversal of the write-off of lower cost or market value adjustment (a)	(39)	(193)	(330)	(248)
Translation adjustments	(211)	747	(343)	740
Net effect of discontinued operation in the period	—	609	—	1,220
Balance at end of the period	7,897	8,343	7,897	8,343

(a) Includes provision for market value adjustments

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Inventories of products
Balance at beginning of the period	2,114	2,080
Production/acquisition	10,179	8,553
Transfer from inventory of materials supplies	1,948	1,598
Cost of goods sold	(11,887)	(9,784)
Balance at end of the period	2,354	2,447

(a) Includes provision for market value adjustments

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Inventories of materials supplies
Balance at beginning of the period	2,961	3,087	2,878	2,969
Acquisition	2,024	1,538	4,096	3,546
Transfer to inventories of products	(1,819)	(2,089)	(3,734)	(4,008)
Net effect of discontinued operation in the period	—	48	—	86
Translation adjustments	(82)	265	(156)	256
Balance at ended of the period	3,084	2,849	3,084	2,849

	Parent Company
	Six-month period ended
	June 30, 2014	June 30, 2013
Inventories of materials supplies
Balance at begining of the period	1,173	1,202
Acquisition	1,993	1,640
Transfer to inventories of products	(1,948)	(1,598)
Balance at ended of the period	1,218	1,244

10.                               Recoverable Taxes

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Value-added tax	2,953	2,643	1,544	1,348
Brazilian Federal Contributions (PIS - COFINS)	1,674	1,594	1,146	1,156
Others	101	129	36	49
Total	4,728	4,366	2,726	2,553

Current	3,939	3,698	2,328	2,295
Non-current	789	668	398	258
Total	4,728	4,366	2,726	2,553

11.                               Investments

The changes of investments in subsidiaries, associates and joint ventures are as follow:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Balance on beginning of the period	12,029	12,923	8,397	13,044
Additions	151	219	437	587
Cumulative translation adjustment	(52)	218	(96)	(156)
Equity results	542	104	1,001	446
Equity on other comprehensive income	(1)	(11)	3	(410)
Dividends declared	(1,202)	(1,126)	(1,296)	(1,184)
Transfer- Control acquisition	—	—	181	—
Transfer to held for sale/ financial instruments - investments (a)	(216)	(3,910)	(216)	(3,910)
Transfers from held for sale (b)	—	—	2,840	—
Balance on ended of the period	11,251	8,417	11,251	8,417

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Balance on beginning of the period	123,370	121,629
Additions	1,367	3,893
Cumulative translation adjustment	(5,017)	5,025
Equity results	(3,683)	(509)
Equity on other comprehensive income	349	(717)
Dividends declared	(1,570)	(2,033)
Transfer to held for sale (a)	(216)	—
Transfers from held for sale (b)	2,840	—
Balance on ended of the period	117,440	127,288

(a)                                 Consolidated transfers to held for sale refers to investments in Vale Florestar R$216 in 2014 and investments in Hydro R$3.910 in 2013.

(b)                                 Consolidated transfers from held for sale refers to investments in VLI R$2.840

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
					As of		Three-month period ended		Six-month period ended		Six-month period ended
	Location	Principal activity	% ownership	% voting capital	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
					(unaudited)
Entities
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	325	321	—	1	—	(3)	—	—
Biopalma da Amazônia S.A. (a)	Brazil	Energy	70.00	70.00	732	559	(33)	(82)	(37)	(100)	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	354	377	86	59	157	89	—	263
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	452	493	(3)	(7)	(11)	—	—	81
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,380	1,306	140	82	182	71	—	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,345	4,500	37	14	(12)	79	—	306
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	1,530	1,530	(12)	(159)	(17)	(168)	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	7,484	7,120	87	11	136	(19)	—	—
Sociedad Contractual Minera Tres Valles (c)	Chile	Copper	—	—	—	—	—	(32)	—	(51)	—	—
Tecnored Desenvolvimento Tecnológico S.A. (a) (i)	Brazil	Iron ore	100.00	100.00	104	—	(19)	—	(23)	—	—	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	8,543	14,026	(1,434)	44	(1,500)	(180)	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	4,248	1,075	(3)	(4)	(7)	(8)	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	15,062	19,312	(134)	(188)	(166)	(390)	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,944	13,751	(30)	39	(100)	(30)	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	25,549	29,058	(1,278)	(978)	(3,198)	105	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	2,526	2,321	(23)	(12)	(11)	(22)	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	655	665	16	(14)	(9)	(119)	—	—
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	330	351	19	23	22	40	19	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	11,339	10,060	(152)	632	(124)	275	—	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	6,287	6,482	88	89	172	193	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	—	—	—	—		31		49	—	—
Others					1,000	1,666	79	(633)	(138)	(766)	—	73
					106,189	114,973	(2,569)	(1,084)	(4,684)	(955)	19	723
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	411	425	13	8	18	21	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	210	213	18	7	36	9	19	36
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	188	196	9	3	17	(4)	25	20
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	151	145	8	(1)	18	(1)	13	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	395	372	49	5	78	9	63	51
CSP- Companhia Siderúrgica do PECEM (h)	Brazil	Steel	50.00	50.00	2,007	1,608	(12)	(4)	(19)	(7)	—	—
MRS Logística S.A. (d)	Brazil	Iron ore	47.59	46.75	1,299	1,322	48	47	81	73	—	—
Norte Energia S.A.	Brazil	Energy	4.59	4.59	211	193	(1)	(1)	(2)	(2)	—	—
Samarco Mineração S.A. (e)	Brazil	Pellets	50.00	50.00	804	1,023	396	146	804	466	369	331
Others					102	109	(4)	(24)	1	(47)	1	—
					5,778	5,606	524	186	1,032	517	490	438
Direct and indirect associate
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	827	835	18	25	47	43	—	—
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistics	—	—	—	—	—	—	—	7	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	256	259	5	2	18	5	—	—
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	477	535	(15)	(6)	(27)	(12)	—	—
Tecnored Desenvolvimento Tecnológico S.A. (a) (i)	Brazil	Iron ore	—	—	—	91	—	(6)	(3)	(10)	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	699	752	(22)	(98)	(64)	(112)	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	37.61	37.61	2,879		42	—	42	—	—	—
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	54	58	—	—	—	1	—	—
Others					281	261	(10)	1	(44)	7	—	115
					5,473	2,791	18	(82)	(31)	(71)	—	115
Total of associates and joint ventures					11,251	8,397	542	104	1,001	446	490	553
Total					117,440	123,370	(2,027)	(980)	(3,683)	(509)	509	1,276

(a) Investment balance includes the amounts of advances for future capital increase;

(b) Stockholder’s equity is excluded of other investments presented in the table.

(c) Company sold in December 2013;

(d) Main data of MRS in 2014: Total Assets R$6,777, Liabilities R$4,047, Operational results R$327, Financial results R$(63), Income taxes R$(91);

(e) Main data of Samarco in 2014: total Assets R$14,444, Liabilities R$12,837, Operational results R$1,678, Financial results R$333, Income taxes R$(401);

(f) Although Vale held majority of the voting interest of investees accounted for under the equity method, we do not consolidate due to existing veto rights held by noncontrolling shareholders prevents consolidation;

(g) Considering the updated interest after the transaction conclusion and the respective shareholders agreement, as described in Note 6;

(h) Pre-operational stage, and

(i) Consolidated since March 2014.

12.          Intangible Assets

	Consolidated
	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,439	—	9,439	9,698	—	9,698
Finite useful life
Concessions and subconcessions	7,886	(3,165)	4,721	7,259	(2,793)	4,466
Right of use	734	(202)	532	769	(175)	594
Others	3,044	(1,850)	1,194	3,033	(1,695)	1,338
	11,664	(5,217)	6,447	11,061	(4,663)	6,398
Total	21,103	(5,217)	15,886	20,759	(4,663)	16,096

	Parent Company
	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,439	—	9,439	9,698	—	9,698

Finite useful life
Concessions and subconcessions	7,886	(3,165)	4,721	7,259	(2,793)	4,466
Right of use	223	(91)	132	223	(89)	134
Others	3,044	(1,850)	1,194	3,033	(1,695)	1,338
	11,153	(5,106)	6,047	10,515	(4,577)	5,938
Total	20,592	(5,106)	15,486	20,213	(4,577)	15,636

Rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of MBR shares) and intangible assets identified in business combination of Vale Canada. The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and sub-concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways.

The table below shows the changes of intangible assets during the period:

	Consolidated
	Three-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on March 31, 2013	9,285	7,845	593	1,066	18,789
Addition	—	250	—	143	393
Disposals	—	(6)	—	(4)	(10)
Amortization	—	(95)	(12)	(59)	(166)
Translation adjustment of the period	293	—	30	—	323
Net effect of discontinued operation in the period	—	48	—	—	48
Balance on June 30, 2013	9,578	8,042	611	1,146	19,377

Balance on March 31, 2014	9,451	4,789	545	1,269	16,054
Addition	—	171	—	1	172
Disposals	—	(2)	—	—	(2)
Amortization	—	(237)	(16)	(76)	(329)
Translation adjustment of the period	—	—	3	—	3
Transfers to held for sale	(12)	—	—	—	(12)
Balance on June 30, 2014	9,439	4,721	532	1,194	15,886

	Consolidated (unaudited)
	Six-month period ended
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	499	—	160	659
Disposals	—	(10)	—	(5)	(15)
Amortization	—	(187)	(22)	(131)	(340)
Translation adjustment	171	—	14	—	185
Net effect of year from discontinued operations	—	66	—	—	66
Balance on June 30, 2013 (unaudited)	9,578	8,042	611	1,146	19,377

Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Addition	—	606	—	12	618
Disposals	—	(9)	—	—	(9)
Amortization	—	(342)	(33)	(156)	(531)
Translation adjustment	(259)	—	(29)	—	(288)
Balance on June 30, 2014 (unaudited)	9,439	4,721	532	1,194	15,886

	Parent Company
	Six-month period ended
	Goodwill	Concessions and Subconcessions	Right of use	Others	Total
Balance on December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	499	—	161	660
Disposals	—	(10)	—	(4)	(14)
Amortization	—	(187)	(3)	(132)	(322)
Translation adjustment	171	—	—	—	171
Balance on June 30, 2013 (unaudited)	9,578	4,298	136	1,147	15,159

Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Addition	—	606	—	12	618
Disposals	—	(9)	—	—	(9)
Amortization	—	(342)	(2)	(156)	(500)
Translation adjustment	(259)	—	—	—	(259)
Balance on June 30, 2014 (unaudited)	9,439	4,721	132	1,194	15,486

13.          Property, plant and equipment

	Consolidated
	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,561	—	2,561	2,215	—	2,215
Buildings	23,777	(5,570)	18,207	23,228	(4,992)	18,236
Facilities	39,003	(11,709)	27,294	36,683	(11,061)	25,622
Computer equipment	1,535	(1,077)	458	1,592	(1,163)	429
Mineral properties	48,789	(12,783)	36,006	50,608	(12,479)	38,129
Others	63,965	(20,517)	43,448	63,600	(19,698)	43,902
Construction in progress	60,358	—	60,358	62,775	—	62,775
	239,988	(51,656)	188,332	240,701	(49,393)	191,308

	Parent Company
	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,381	—	1,381	1,322	—	1,322
Buildings	11,214	(1,874)	9,340	11,167	(1,718)	9,449
Facilities	21,645	(4,902)	16,743	18,884	(4,534)	14,350
Computer equipment	634	(470)	164	695	(512)	183
Mineral properties	2,902	(675)	2,227	3,188	(822)	2,366
Others	23,799	(9,271)	14,528	22,953	(8,815)	14,138
Construction in progress	30,265	—	30,265	28,897	—	28,897
	91,840	(17,192)	74,648	87,106	(16,401)	70,705

	Consolidated
	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2013	1,747	12,886	23,726	744	35,206	37,330	63,212	174,851
Acquisitions (i)	—	—	—	—	—	—	4,883	4,883
Disposals	—	—	(25)	—	—	(35)	(49)	(109)
Depreciation and amortization	—	(127)	(481)	(39)	(414)	(652)	—	(1,713)
Translation adjustment	(39)	215	564	(321)	2,611	1,919	3,305	8,254
Transfers	335	1,063	605	64	92	1,168	(3,327)	—
Net effect of discontinued operation in the period	—	—	—	(1)	—	277	(179)	97
Balance on June 30, 2013	2,043	14,037	24,389	447	37,495	40,007	67,845	186,263

Balance on March 31, 2014	2,496	18,520	28,318	535	36,655	43,651	59,378	189,553
Acquisitions (i)	—	—	—	—	—	—	6,252	6,252
Disposals	(1)	(85)	—	(2)	(67)	(4)	(233)	(392)
Impairment	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Depreciation and amortization	—	(460)	(106)	(31)	(382)	(858)	—	(1,837)
Translation adjustment	(7)	(348)	(361)	(71)	(676)	(1,191)	(860)	(3,514)
Transfers	73	580	(556)	27	2,191	1,854	(4,169)	—
Balance on June 30, 2014	2,561	18,207	27,294	458	36,006	43,448	60,358	188,332

	Consolidated
	Six-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,381	12,451	24,024	769	38,553	37,147	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	11,439	11,439
Disposals	—	(1)	(100)	(1)	(680)	(277)	(190)	(1,249)
Depreciation and amortization	—	(248)	(912)	(80)	(901)	(1,880)	—	(4,021)
Translation adjustment	(39)	137	357	(326)	1,574	1,706	3,168	6,577
Transfers	701	1,699	1,020	87	(1,051)	2,803	(5,259)	—
Net effect of discontinued operation in the period	—	(1)	—	(2)	—	508	(443)	62
Balance on June 30, 2013 (unaudited)	2,043	14,037	24,389	447	37,495	40,007	67,845	186,263

Balance on December 31, 2013	2,215	18,236	25,622	429	38,129	43,902	62,775	191,308
Acquisitions (i)	—	—	—	—	—	—	11,475	11,475
Disposals	(2)	(110)	(7)	(6)	(204)	(78)	(278)	(685)
Impairment	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Depreciation and amortization	—	(638)	(738)	(64)	(908)	(1,982)	—	(4,330)
Translation adjustment	138	(552)	(1,055)	(37)	(2,197)	(1,510)	(2,493)	(7,706)
Transfers	210	1,271	3,473	136	2,901	3,120	(11,111)	—
Balance on June 30, 2014 (unaudited)	2,561	18,207	27,294	458	36,006	43,448	60,358	188,332

	Parent Company
	Six-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,162	4,376	12,300	218	3,814	9,288	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	6,392	6,392
Disposals	—	—	(3)	—	—	(53)	(135)	(191)
Depreciation and amortization	—	(91)	(311)	(43)	(148)	(510)	—	(1,103)
Others	201	1,223	1,112	22	(1,491)	2,072	(3,139)	—
Balance on June 30, 2013 (unaudited)	1,363	5,508	13,098	197	2,175	10,797	33,191	66,329

Balance on December 31, 2013	1,322	9,449	14,350	183	2,366	14,138	28,897	70,705
Acquisitions (i)	—	—	—	—	—	—	5,643	5,643
Disposals	—	(23)	(2)	(4)	(92)	(15)	(42)	(178)
Depreciation and amortization	—	(166)	(330)	(37)	(289)	(700)	—	(1,522)
Others	59	80	2,725	22	242	1,105	(4,233)	—
Balance on June 30, 2014 (unaudited)	1,381	9,340	16,743	164	2,227	14,528	30,265	74,648

(i) Total amount of Capital Expenditures recognized as addition of consolidated construction in progress in the period of three-month ended on June 30, 2014 and June 30, 2013 corresponds to R$3.558 and R$4.833 and six-month period ended on June 30, 2014 and June 30, 2013 corresponds to R$7.650 and R$10.277, respectively; to the parent company, in the period of six-month ended on June 30, 2014 and June 30, 2013, corresponds to R$5.470 and R$4.300.

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on June 30, 2014 and December 31, 2013 corresponds to R$167 and R$180 on consolidated amounts; to the parent company on June 30, 2014 and December 31, 2013 corresponds to R$166 and R$147, respectively.

14.          Impairment

The Company has identified evidence of impairment in relation to certain operations as following:

Coal mine — Integra

In May 2014, the Company announced that are taking the necessary steps to place its Integra Mine Complex in Australia into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence we recognized an impairment of R$612.

Guinea — Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea, based on the recommendation of the technical committee established pursuant to Guinean legislation, revoked VBG’S mining concessions. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of the licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG. Considering the uncertainties in this process for the recoverable of the initial payment related to the acquisition of our participation in VBG, in the amount of R$1.118, the company recognized an impairment of this initial payment. The Company will continue to reassess the net value of the investments depending on the development of the negotiations with Guinea Government.

15.          Loans and Financing

a)            Total debt

	Consolidated		Parent Company
	Current Liabilities
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	557	783	536	536
Others currencies		4	—	—
Fixed rates:
Notes indexed in United Stated Dollars	241	28	—	—
Accrued charges	652	820	182	312
	1,450	1,635	718	848
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	1,748	1,756	1,696	1,603
Basket of currencies, LIBOR	411	411	405	405
Fixed rates:
Loans in United States Dollars	13	14	13	14
Loans in Reais	116	111	111	106
Accrued charges	228	231	227	205
	2,516	2,523	2,452	2,333
	3,966	4,158	3,170	3,181

	Consolidated		Parent Company
	Non-current Liabilities
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	10,684	10,921	8,131	8,930
Others currencies	6	6		—
Fixed rates:
Notes indexed in United Stated Dollars	29,591	32,347	3,304	3,514
Euro	4,522	4,840	4,522	4,840
	44,803	48,114	15,957	17,284
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	11,332	11,714	11,173	11,529
Basket of currencies, LIBOR	2,859	3,198	2,845	3,180
Non-convertible debentures into shares	1,943	870	1,020	—
Fixed rates:
Loans in United States Dollars	169	186	169	186
Loans in Reais	699	737	662	717
	17,002	16,705	15,869	15,612
	61,805	64,819	31,826	32,896

All securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion on June 30, 2014 (unaudited) has maturities as follows:

	Consolidated	Parent Company
2015	1,736	929
2016	4,405	1,985
2017	5,370	2,019
2018	9,048	8,701
2019 onwards	41,246	18,192
	61,805	31,826

On June 30, 2014 (unaudited), the annual interest rates on the long-term debts are as follows:

	Consolidated	Parent Company
Up to 3%	14,100	12,242
3,1% to 5% (a)	12,810	5,203
5,1% to 7% (b)	27,585	10,194
7,1% to 9% (b)	2,568	—
9,1% to 11% (b)	178	—
Over 11% (b)	8,297	7,357
Variable	233	—
	65,771	34,996

(a) Includes Eurobonds. For this we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$15,111 of which R$14,418 has an original interest rate above 5.1% per year. After entering derivatives transactions the average cost of other than denominated U.S. Dollars debt is 2.47% per year.

	June 30, 2014 (unaudited)				Balance
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	June 30, 2014 (unaudited)	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date		923	870
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	626	—
Infrastructure Debenture 2nd serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	156	—
Infrastructure Debenture 3rd serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	104	—
Infrastructure Debenture 4th serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	156	—
					1,965	870

Long-term portion					1,943	870
Accrued charges					22	—
					1,965	870

b)                                     Revolving credit lines

						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount available	June 30, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	6,607	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	4,405	—	—
Credit Lines
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(a)	13 years	2,706	2,170	2,308
BNDES	R$	April 2008	(b)	10 years	7,300	4,652	4,626
Financing
BNDES - CLN 150	R$	September 2012	(c)	10 years	3,883	3,079	3,079
BNDES - Investment Sustaining Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	109	87	87
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	136	20	—
BNDES - S11D e CLN S11D	R$	May 2014	(f)	10 years	6,164	—	87
Canadian Agency Export Development (“EDC”)	US$	January 2014	(g)	5 and 7 years	1,707	—	—

(a)                                 Acquisition of twelve large ore carriers from Chinese shipyards.

(b)                                 Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(c)                                  Capacitação Logística Norte 150 Project (“CLN 150”).

(d)                                 Acquisition of domestic equipment.

(e)                                  Support to Tecnored’s investment plan from 2013 to 2015.

(f)                                   Implementation the iron ore project S11D and CLN S11D.

(g)                                 General corporate purpose.

Total amounts available and disbursed, different from reporting currency, are affected by exchange rate variation among periods.

c)                                      Guarantee

As at June 30, 2014, R$3.020 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

16.                               Asset retirement obligation

The Company applies judgments and assumptions when measuring its obligations related to asset retirement. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on June 30, 2014 and December 31, 2013 were 6.39% p.a. The liability is periodically updated based on this discount rate plus the inflation index (IGPM) for the period in reference.

Changes in the provision for asset retirement obligation are as follows:

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Balance at beginning of the period	6,194	5,615	1,946	1,625
Increase expense (i)	249	414	111	174
Setlement in the current period	(24)	(90)	(2)	(35)
Revisions in estimated cash flows	54	102	—	182
Translation adjustments	(149)	162	—	—
Transfer held for sale	—	(9)	—	—
Balance at end of the period	6,324	6,194	2,055	1,946

Current	357	225	89	90
Non-current	5,967	5,969	1,966	1,856
	6,324	6,194	2,055	1,946

(i) In six-month ended of 2013, R$180 in Consolidated and R$68 in Parent Company

17.                               Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2013	1,463	508	1,553	78	3,602
Additions	172	59	225	17	473
Reversals	(131)	(45)	(139)	(9)	(324)
Payments	(182)	(47)	(97)	(1)	(327)
Indexation and interest	123	(27)	127	8	231
Translation adjustments	43	(7)	—	—	36
Transfer to held for sale		2	2		4
Balance on June 30, 2013	1,488	443	1,671	93	3,695

Balance on March 31, 2014	779	461	1,748	119	3,107
Additions	130	—	124	1	255
Reversals	—	(32)	(70)	—	(102)
Payments	(13)	(9)	(17)	(4)	(43)
Indexation and interest	3	58	55	(17)	99
Translation adjustments	(8)	—	—	(2)	(10)
Balance on June 30, 2014	891	478	1,840	97	3,306

	Consolidated
	Six-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	2,039	575	1,534	70	4,218
Additions	200	72	333	24	629
Reversals	(87)	(86)	(278)	(9)	(460)
Payments	(586)	(3)	(63)	(1)	(653)
Indexation and interest	(54)	(37)	40	9	(42)
Translation adjustments	—	—	—	—	—
Transfer to held for sale	—	—	3	—	3
Balance on June 30, 2013 (unaudited)	1,512	521	1,569	93	3,695

Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	225	21	248	43	537
Reversals	(62)	(52)	(127)	(9)	(250)
Payments	(15)	(15)	(31)	(4)	(65)
Indexation and interest	(13)	26	97	7	117
Translation adjustments	(15)	—	—	(7)	(22)
Balance on June 30, 2014 (unaudited)	891	478	1,840	97	3,306

	Parent Company
	Six-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	1,213	247	1,364	43	2,867
Additions	106	14	169	10	299
Reversals	(74)	(12)	(128)	(1)	(215)
Payments	(581)	(2)	(61)	(1)	(645)
Monetary adjustment	19	(17)	34	8	44
Balance on June 30, 2013 (unaudited)	683	230	1,378	59	2,350

Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	157	7	231	39	434
Reversals	6	(42)	(105)	(10)	(151)
Payments	(14)	(13)	(27)	—	(54)
Monetary adjustment / Translation adjustments	(4)	10	90	(3)	93
Balance on June 30, 2014 (unaudited)	425	183	1,661	61	2,330

Provisions for tax litigation - The nature of tax contingencies balances refer basically to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation - Related to the demands concerning contracts between Vale and unrelated service suppliers companies, requiring differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service suppliers, from employment relationships. The most recurring claims are related to payment of overtime, hours in intinere, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

In addition to those provisions, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale. Judicial deposits are as follows:

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	937	1,014	651	590
Civil litigations	592	411	424	359
Labor litigations	2,065	2,039	1,934	1,913
Environmental litigations	1	27	—	26
Total	3,595	3,491	3,009	2,888

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision, based on a legal support.

These possible contingent liabilities are as follows:

	Consolidated		Parent Company
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	8,408	8,877	5,601	4,842
Civil litigations	3,096	2,855	2,645	2,701
Labor litigations	3,633	5,320	3,510	3,579
Environmental litigations	2,988	3,146	2,974	3,135
Total	18,125	20,198	14,730	14,257

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax basis of calculation.

18.                               Income Taxes Settlement Program (“REFIS”)

In November 2013, The Company elected to participate in a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

On June 30, 2014, the Company paid R$566 in consolidated, and R$555 in parent company, due amount to be paid in 172 monthly installments, and this balance in June 30, 2014 as bearing interest at Selic rate, are R$16.558 (R$1.155 in current and R$ 15.403 in non-current) and R$16.220 (R$ 1.132 in current and R$15.088 in non-current) , respectively.

19.                               Deferred Income Tax

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately R$48,873 (US$22,190) on June 30, 2014. As described in Note 18, in 2013 we entered at the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated
	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on March 31, 2013	8,578	7,074	1,504
Net income effect	553	(158)	711
Translation adjustment for the period	232	299	(67)
Other comprehensive income	105	(46)	151
Net effect of discontinued operations of the period	—	(2)	2
Balance on June 30, 2013	9,468	7,167	2,301

Balance on March 31, 2014	10,614	7,264	3,350
Net income effect	(887)	120	(1,007)
Translation adjustment for the period	(79)	(56)	(23)
Other comprehensive income	22	78	(56)
Balance on June 30, 2014	9,670	7,406	2,264

	Consolidated
	Six-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2012	8,291	6,918	1,373
Net income effect	857	(182)	1,039
Translation adjustment for the period	169	438	(269)
Other comprehensive income	151	(3)	154
Net effect of discontinued operations of the period	—	(4)	4
Balance on June 30, 2013 (unaudited)	9,468	7,167	2,301

Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(954)	199	(1,153)
Translation adjustment for the period	(15)	(452)	437
Other comprehensive income	43	97	(54)
Balance on June 30, 2014 (unaudited)	9,670	7,406	2,264

Parent Company
Six-month period ended
Assets
Balance on December 31, 2012	5,715
Net income effect	101
Other comprehensive income	151
Balance on June 30, 2013 (unaudited)	5,967

Balance on December 31, 2013	7,418
Net income effect	(738)
Other comprehensive income	43
Balance on June 30, 2014 (unaudited)	6,723

Deferred assets arising from tax losses, negative social contribution basis and temporary differences are registered, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may suffer changes in future.

The income taxes in Brazil comprise the taxation on income and social contribution on profit. The statutory rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented the results in the financial statements is reconciled to the rates established by law, as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income before income taxes	5,326	569	13,247	8,628
Income taxes at statutory rates - 34%	(1,811)	(193)	4,504	(2,934)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	658	627	1,317	1,254
Tax incentives	101	(34)	412	226
Results of overseas companies taxed by different rates which differs from the parent company rate	(308)	(345)	(975)	(184)
Constitution/Reversal for tax loss carryfoward	(272)	429	(255)	365
Results of equity investments	184	35	340	152
Undeductible - impairment	(382)	—	(382)	—
Other	(406)	(347)	(526)	(564)
Income taxes on the profit for the period	(2,236)	172	(4,573)	(1,685)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Net income before income taxes	12,809	9,395
Income taxes at statutory rates - 34%	(4,355)	(3,194)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	1,317	1,254
Tax incentives	412	226
Results of equity investments	1,253	(173)
Other	166	(475)
Income taxes on the profit for the period	(3,713)	(2,362)

20.                               Employee Benefits Obligations

The Company had announced on its year end 2013 financial statements that it expects to contribute R$829 to its pension plan in 2014. As of June 30, 2014 it had contributed R$418. No significant changes are expected in relation to the estimate disclosed in the financial statements for the year ended December 31, 2013.

a)                                     Pension Plan

Reconciliation of assets and liabilities in Balance Sheet

	Total
	Consolidated
	June 30, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	2,790	—	—	1,725	—	—
Interest income	—	—	—	154	—	—
Changes in asset ceiling/ onerous liability	615	—	—	911	—	—
Ended of the period	3,405	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,819)	(9,488)	(3,812)	(9,557)	(10,320)	(3,966)
Fair value of assets	13,224	8,575	—	12,347	8,911	—
Effect of the asset ceiling	(3,405)	—	—	(2,790)	—	—
Assets (liabilities) to be provisioned	—	(913)	(3,812)	—	(1,409)	(3,966)

Current liabilities	—	(18)	(209)	—	(22)	(205)
Non-current liabilities	—	(895)	(3,603)	—	(1,387)	(3,761)
Assets (liabilities) to be provisioned	—	(913)	(3,812)	—	(1,409)	(3,966)

Costs recognized in the Income Statements for the period:

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	17	35	17	—	65	24
Interest on expense on liabilities	279	116	57	157	217	52
Interest income on plan assets	(368)	(87)	—	(195)	(175)	—
Effect of the asset ceiling	84	—	—	38	—	—
Total costs, net	12	64	74	—	107	76

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	34	71	36	—	131	48
Interest on expense on liabilities	558	241	110	314	439	104
Interest income on plan assets	(736)	(178)	—	(391)	(349)	—
Effect of the asset ceiling	168	—	—	77	—	—
Total costs, net	24	134	146	—	221	152

Costs recognized in the Statement of Comprehensive Income for the period

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(260)	(805)	(448)	(7)	(1,890)	(773)
Return on plan assets (excluding interest income)	76	290	—	(85)	(410)	11
Change of asset ceiling / costly liabilities (excluding interest income)	(95)	(88)	—	85	—	—
	(19)	202	—	—	(410)	11
Income tax	7	(47)	—	—	133	(3)
Others comprehensive income	(12)	155	—	—	(277)	8
Conversion of Effect	(2)	21	10	—	(146)	(49)
Accumulated other comprehensive income	(274)	(629)	(438)	(7)	(2,313)	(814)

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(219)	(926)	(460)	(7)	(1,970)	(778)
Return on plan assets (excluding interest income)	33	408	—	(499)	(338)	11
Change of asset ceiling / costly liabilities (excluding interest income)	(115)	(88)	—	499	—	—
	(82)	320	—	—	(338)	11
Income tax	27	(73)	—	—	126	(3)
Others comprehensive income	(55)	247	—	—	(212)	8
Conversion of effect		53	22	—	(131)	(44)
Accumulated other comprehensive income	(274)	(626)	(438)	(7)	(2,313)	(814)

b)                                     Incentive Plan in Results

The Company has a “Participation in Results Program” (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using indicators for the, performances of the Company, Business Unit, Team and Individual. The contribution of each performance unit to the performance scores of the employees is discussed and agreed each year, between the Company and the Unions.

The Company accrued expenses/costs related to participation in the results as follow:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operational expenses	18	60	112	180
Cost of good sold and services rendered	260	185	477	382
Total	278	245	589	562

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Operational expenses	87	144
Cost of good sold and services rendered	376	315
Total	463	459

c)                                      Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in financial statements for the year end December 31, 2013. The total number of shares subject to the Long Term Compensation Plan on June 30, 2014 and December 31, 2013 are 6,109,592 and 6,214,288, and total expense/cost recorded of R$162 and R$198, respectively on result.

21.          Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	Consolidated					Parent Company
	June 30, 2014 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	15,560	—	—	—	15,560	1,264	—	1,264
Derivative financial instruments	—	474	29	—	503	—	389	389
Accounts receivable	9,185	—	—	—	9,185	22,645	—	22,645
Related parties	1,521	—	—	—	1,521	1,961	—	1,961
Others	5				5	5		5
	26,271	474	29	—	26,774	25,875	389	26,264
Non current
Related parties	232	—	—	—	232	823	—	823
Loans and financing agreements	522	—	—	—	522	100	—	100
Derivative financial instruments	—	435	—	—	435	—	45	45
Others	—	—	—	11	11	—	—	—
	754	435	—	11	1,200	923	45	968
Total of Assets	27,025	909	29	11	27,974	26,798	434	27,232

Financial liabilities
Current
Suppliers and contractors	8,209	—	—	—	8,209	4,606	—	4,606
Derivative financial instruments	—	887	45	—	932	—	680	680
Loans and financing agreements	3,966	—	—	—	3,966	3,170	—	3,170
Related parties	482	—	—	—	482	6,870	—	6,870
	12,657	887	45	—	13,589	14,646	680	15,326
Non current
Derivative financial instruments	—	2,091	10	—	2,101	—	2,023	2,023
Loans and financing agreements	61,805	—	—	—	61,805	31,826	—	31,826
Related parties	390	—	—	—	390	30,610	—	30,610
Stockholders’ Debentures	—	4,806	—	—	4,806	—	4,806	4,806
	62,195	6,897	10	—	69,102	62,436	6,829	69,265
Total of Liabilities	74,852	7,784	55	—	82,691	77,082	7,509	84,591

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See note 23a.

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
Others	8	0	0	0	8	8	—	8
	26,444	459	12	—	26,915	19,494	378	19,872
Non current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Others	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,261	788	12	11	28,072	20,550	378	20,928

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing agreements	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing agreements	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Stockholders’ Debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See note 23a.

22.          Fair Value Estimative

The Company considered the same assumptions and calculation methods presented on the financial statements of December 31, 2013, to measure the fair value of assets and liabilities for the period.

a)            Assets and liabilities measured and recognized at fair value

	Consolidated
	June 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	474	459
Derivatives designated as hedge	29	12
	503	471
Non-Current
Derivatives at fair value through profit or loss	435	329
	435	329
Total of Assets	938	800

Financial Liabilities
Current
Derivatives at fair value through profit or loss	887	464
Derivatives designated as hedge	45	92
	932	556
Non-Current
Derivatives at fair value through profit or loss	2,091	3,469
Derivatives designated as hedge	10	27
Stockholders’ debentures	4,806	4,159
	6,907	7,655
Total of Liabilities	7,839	8,211

(i) No classification according to levels 1 and 3.

	Parent Company
	June 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	389	378
	389	378
Non-Current
Derivatives at fair value through profit or loss	45	—
	45	—
Total of Assets	434	378

Financial Liabilities
Current
Derivatives at fair value through profit or loss	680	435
	680	435
Non-Current
Derivatives at fair value through profit or loss	2,023	3,188
Stockholders’ debentures	4,806	4,159
	6,829	7,347
Total of Liabilities	7,509	7,782

(i) No classification according to levels 1 and 3.

b)            Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
December 31, 2013
Loans (long term)(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

June 30, 2014 (unaudited)
Loans (long term)(ii)	64,891	69,150	38,335	30,815	34,587	36,073	9,258	26,815

(i) No classification according to the level 3.

(ii) Net interest of R$880 in consolidated and R$409 at parent company on June 30, 2014 and net interest of R$1,051 in consolidated and R$517 at parent company on December 31, 2013.

23.          Derivative financial instruments

a)            Derivatives effects on Balance Sheet

	Consolidated
	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	367	9	408	—
IPCA swap	22	39	—	—
Eurobonds Swap	—	268	30	236
Pre dollar swap	12	—	12	—
	401	316	450	236
Commodities price risk
Nickel:
Fixed price program	35	—	9	—
Bunker Oil	38	—	—	—
	73	—	9	—
Warrants
SLW options (note 28)	—	119		93

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	29	—	12	—
	29	—	12	—
Total	503	435	471	329

	Consolidated
	Liabilites
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	834	1,846	434	3,207
IPCA swap	—	25	—	—
Eurobonds Swap	6	21	2	—
Pre dollar swap	—	196	1	259
	840	2,088	437	3,466
Commodities price risk
Nickel:
Fixed price program	47	2	6	—
Bunker Oil	—	—	20	—
	47	2	26	—
Embedded derivatives
Gas Oman	—	1	1	3

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	4	—	29	—
Foreign exchange	41	10	63	27
	45	10	92	27
Total	932	2,101	556	3,496

	Parent Company
	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	364	9	366	—
IPCA swap	13	36	—	—
Pre dollar swap	12	—	12	—
Total	389	45	378	—

	Parent Company
	Liabilites
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	680	1,822	434	2,929
IPCA swap	—	4	—	—
Pre dollar swap	—	197	1	259
Total	680	2,023	435	3,188

b)            Effects of derivatives in the Statement of Income

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	739	(1,692)	1,195	(1,403)
IPCA swap	19	—	36	—
Eurobonds Swap	3	83	18	6
Pre dollar swap	49	(98)	75	(80)
	810	(1,707)	1,324	(1,477)
Commodities price risk
Nickel:
Fixed price program	(7)	3	(9)	6
Purchased scrap protection program	—	1	—	1
Bunker Oil	34	(211)	40	(240)
	27	(207)	31	(233)
Warrants
SLW Options (note 28)	15	(97)	34	(112)
	15	(97)	34	(112)
Embedded derivatives
Gas Oman	3	(1)	2	(2)
	3	(1)	2	(2)
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(13)	(26)	(19)	(26)
Strategic Nickel	—	—	—	26
Foreign exchange	(21)	(9)	(52)	(1)
	(34)	(35)	(71)	(1)
Total	821	(2,047)	1,320	(1,825)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,125	(1,331)
IPCA swap	46	—
Pre dollar swap	75	(80)
	1,246	(1,411)
Commodities price risk
Nickel:
Warrants
Embedded derivatives
Derivatives designated as hedge (cash flow hedge)
Foreign exchange	—	11
	—	11
Total	1,246	(1,400)

c)             Effects of derivatives as Cash Flow hedge

	Consolidated (unaudited)
	Inflows/ (Outflows)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	212	191	279	358
Euro floating rate vs. US$ fixed rate swap	—	—	—	—
Eurobonds Swap	—	—	24	(10)
US$ fixed rate vs. CDI swap	—	—	—	—
Pre dollar swap	7	9	12	19
	219	200	315	367
Risk of product prices
Fixed price program	6	3	9	(1)
Purchase program	—	—	—	—
Purchased scrap protection program	—	1	—	1
Bunker Oil Hedge	1	(23)	(20)	(23)
Coal	—	—	—	—
	7	(19)	(11)	(23)
Customer raw material contracts	—	—	—	—
Energy - Aluminum options	—	—	—	—
	—	—	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(13)	(26)	(19)	(26)
Strategic Nickel	—	—	—	26
Foreign exchange	(21)	(9)	(52)	(1)
Aluminum	—	—	—	—
	(34)	(35)	(71)	(1)
Total	192	146	233	343

Gains (losses) unrealized derivatives	629	(2,193)	1,087	(2,168)

	Parent company (unaudited)
	Inflows/ (Outflows)
	Six-month period ended
	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	258	314
Pre dollar swap	11	19
	269	333
Risk of product prices
Derivatives designated as hedge (cash flow hedge)
Foreign exchange	—	11
	—	11
Total	269	344

Gains (losses) unrealized derivatives	977	(1,744)

d)                                     Effects of derivatives designated as hedge

i.                                         Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Three-month period ended (unaudited)
	Parent Company					Consolidated
	Foreign				noncontrolling
	exchange	Nickel	Bunker Oil	Total	stockholders	Total
Fair value measurements	(61)	—	(97)	(158)	—	(158)
Reclassification to results due to realization	9	—	26	35	—	35
Net change as of June 30, 2013	(52)	—	(71)	(123)	—	(123)

Fair value measurements	28	—	46	74	—	74
Reclassification to results due to realization	21	—	13	34	—	34
Net change as of June 30, 2014	49	—	59	108	—	108

	Six-month period ended (unaudited)
	Parent Company					Consolidated
	Foreign				noncontrolling
	exchange	Nickel	Bunker Oil	Total	stockholders	Total
Fair value measurements	(86)	—	(123)	(209)	—	(209)
Reclassification to results due to realization	1	(26)	26	1	—	1
Net change as of June 30, 2013	(85)	(26)	(97)	(208)	—	(208)

Fair value measurements	(27)	—	22	(5)	—	(5)
Reclassification to results due to realization	52	—	19	71	—	71
Net change as of June 30, 2014	25	—	41	66	—	66

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	July 2016
Copper	September 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivative financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering a one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was no cash amount subject to margin calls on June 30, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of June 30, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•                                                                      CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•                                                                      CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017
CDI vs. fixed rate swap
Receivable	R$	5,496	R$	5,096	CDI	108.35%	5,728	5,601	397
Payable	US$	2,768	US$	2,603	US$ +	3.71%	(6,330)	(6,557)	(233)
Net							(602)	(956)	164	70	77	(159)	(417)	(103)
Adjusted Net for credit risk							(607)	(963)			76	(160)	(419)	(104)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	447	446	20
Payable	US$	250	US$	250	Libor +	0.99%	(557)	(596)	(4)
Net							(110)	(150)	16	6	19	(129)	—	—
Adjusted Net for credit risk							(110)	(150)			19	(129)	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                                                                      TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•                                                                      TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,305	R$	6,456	TJLP +	1.37%	5,524	5,626	484
Payable	US$	3,214	US$	3,310	USD +	1.98%	(6,841)	(7,431)	(398)
Net							(1,317)	(1,805)	86	210	(34)	(69)	(188)	(1,026)
Adjusted Net for credit risk							(1,398)	(1,881)			(35)	(71)	(191)	(1,101)

Swap TJLP vs. floating rate swap
Receivable	R$	611	R$	615	TJLP +	0.88%	517	525	42
Payable	US$	348	US$	350	Libor +	-1.15%	(703)	(760)	(29)
Net							(186)	(235)	13	17	(75)	7	(1)	(117)
Adjusted Net for credit risk							(188)	(238)			(75)	7	(1)	(119)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                                                                      BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	793	R$	824	Fix	4.49%	696	723	72
Payable	US$	427	US$	446	US$ -	-1.14%	(874)	(963)	(61)
Net							(178)	(240)	11	20	8	(32)	(115)	(39)
Adjusted Net for credit risk							(185)	(249)			8	(33)	(118)	(42)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL. The objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•                                                                      IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013	Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	IPCA +	6.55%	1,074	—	—
Payable	US$	434	—	US$ +	3.98%	(1,035)	—	—
Net						39	—	—	196	—	22	24	(7)
Adjusted Net for credit risk						36	—			—	22	23	(9)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL. The objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•                                                                      EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This contract was entered into to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	3,469	3,585	1,731
Payable	US$	1,302	US$	1,288	US$	4.511%	(3,214)	(3,306)	(1,707)
Net							255	279	24	60	—	(6)	261
Adjusted Net for credit risk							241	264			—	(6)	247

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                                                                      Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Buy/ Sell	(CAD/USD)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016

Forward	CAD	483	CAD	786	B	1.022	(51)	(90)	—	6	(26)	(24)	(1)
Adjusted total for credit risk							(51)	(90)			(26)	(24)	(1)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Nickel Futures	304	168	S	18,426	(0.71)	0.08	0.78	0.30	(0.71)
Adjusted total for credit risk					(0.71)	0.08			(0.71)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same as the average prices negotiated in LME as the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016

Nickel Futures	8,072	6,317	B	17,322	35	(5)	18	8	32	3	0
Adjusted total for credit risk					35	(5)			32	3	0

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchases and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

	R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/lbs)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	357,348	1,101,029	S	3.06	(0.11)	(0.34)	0.09	0.04	(0.11)
Adjusted total for credit risk					(0.11)	(0.34)			(0.11)

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	813,500	—	B	591	27	—	11	13	27
Adjusted total for credit risk					27	—			27

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	1,442,500	1,590,000	B	599	22	(8)	(6)	23	22
Adjusted total for credit risk					22	(8)			22

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company who´s shares are listed on the Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury over the course of 20 years. For this transaction a payment was received part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part is considered an American call option.

	R$ million
	Notional ($ million)					Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Buy/ Sell	(US$/stock)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2023

Call Option	US$	10	US$	10	B	65	119	93	—	10	119
Adjusted total for credit risk							119	93			119

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were outstanding as at June 30, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on future nickel and copper prices. These provisions are considered as embedded derivatives.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Nickel Forwards	3,992	2,111		18,424	1.3	0.1	23.8		1.3
Copper Forwards	6,341	6,277	S	6,762	0.2	0.8	(2.1)		0.2
Total					1.5	0.9	21.7	4.7	1.5

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016
Call Options	746,667	746,667	S	179.36	(1.5)	(3.6)	—	2.0	(0.0)	(1.0)	(0.5)

a)    Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	18,715.00	DEC14	19,077.71	JUN15	19,025.51
JUL14	18,997.28	JAN15	19,072.86	JUN16	18,821.30
AUG14	19,023.31	FEB15	19,066.14	JUN17	18,635.40
SEP14	19,045.59	MAR15	19,056.71	JUN18	18,514.59
OCT14	19,060.71	APR15	19,048.14
NOV14	19,073.57	MAY15	19,038.36

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.19	DEC14	3.18	JUN15	3.17
JUL14	3.19	JAN15	3.18	JUN16	3.15
AUG14	3.19	FEB15	3.17	JUN17	3.13
SEP14	3.18	MAR15	3.17	JUN18	3.11
OCT14	3.18	APR15	3.17
NOV14	3.18	MAY15	3.17

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	610.23	DEC14	603.35	JUN15	598.55
JUL14	609.08	JAN15	603.13	JUN16	581.69
AUG14	607.89	FEB15	602.91	JUN17	572.81
SEP14	605.65	MAR15	602.00	JUN18	569.80
OCT14	604.34	APR15	601.06
NOV14	603.54	MAY15	600.02

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	0.73	10/03/16	1.76	04/01/19	3.05
09/01/14	0.45	01/02/17	1.88	07/01/19	3.16
10/01/14	0.71	04/03/17	2.02	10/01/19	3.28
01/02/15	0.89	07/03/17	2.17	01/02/20	3.38
04/01/15	1.01	10/02/17	2.30	04/01/20	3.49
07/01/15	1.13	01/02/18	2.44	07/01/20	3.58
10/01/15	1.24	04/02/18	2.56	01/04/21	3.82
01/04/16	1.38	07/02/18	2.70	07/01/21	4.02
04/01/16	1.50	10/01/18	2.83	01/03/22	4.23
07/01/16	1.63	01/02/19	2.95	01/02/23	4.61

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.16	6M	0.27	11M	0.29
2M	0.19	7M	0.27	12M	0.29
3M	0.23	8M	0.28	2Y	0.59
4M	0.25	9M	0.28	3Y	1.01
5M	0.26	10M	0.28	4Y	1.43

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	5.00	10/03/16	5.00	04/01/19	5.00
09/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	10.81	10/03/16	11.51	04/01/19	11.94
09/01/14	10.81	01/02/17	11.54	07/01/19	11.96
10/01/14	10.79	04/03/17	11.62	10/01/19	11.97
01/02/15	10.78	07/03/17	11.68	01/02/20	11.98
04/01/15	10.82	10/02/17	11.74	04/01/20	12.02
07/01/15	10.91	01/02/18	11.79	07/01/20	12.06
10/01/15	11.05	04/02/18	11.84	01/04/21	12.06
01/04/16	11.17	07/02/18	11.88	07/01/21	12.09
04/01/16	11.31	10/01/18	11.92	01/03/22	12.12
07/01/16	11.41	01/02/19	11.93	01/02/23	12.18

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	6.03	10/03/16	6.01	04/01/19	5.89
09/01/14	6.03	01/02/17	5.95	07/01/19	5.88
10/01/14	6.01	04/03/17	5.95	10/01/19	5.86
01/02/15	6.00	07/03/17	5.94	01/02/20	5.84
04/01/15	6.04	10/02/17	5.94	04/01/20	5.86
07/01/15	6.12	01/02/18	5.94	07/01/20	5.87
10/01/15	6.07	04/02/18	5.94	01/04/21	5.83
01/04/16	6.06	07/02/18	5.93	07/01/21	5.83
04/01/16	6.05	10/01/18	5.93	01/03/22	5.82
07/01/16	6.03	01/02/19	5.91	01/02/23	5.82

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.09	6M	0.25	11M	0.29
2M	0.13	7M	0.26	12M	0.29
3M	0.18	8M	0.27	2Y	0.31
4M	0.21	9M	0.28	3Y	0.39
5M	0.24	10M	0.28	4Y	0.51

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.25	6M	1.38	11M	1.30
2M	1.25	7M	1.35	12M	1.29
3M	1.27	8M	1.33	2Y	1.43
4M	1.33	9M	1.32	3Y	1.63
5M	1.36	10M	1.31	4Y	1.84

Sensitivity analysis(3)

We present below the sensitivity analysis for all derivative positions outstanding as of June 30, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•      Fair Value: the fair value of the instruments as at June 30, 2014;

•      Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% deterioration of market curves for underlying market risk factors;

•      Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% increase of market curves for underlying market risk factors;

•      Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% deterioration of market curves for underlying market risk factors;

•      Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% increase of market curves for underlying market risk factors;

Sensitivity analysis — summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Debt denominated in US$	BRL fluctuation	11,602	(11,602)	23,205	(23,205)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	4	(4)	9	(9)
Derivatives*	Consolidated derivatives portfolio	BRL fluctuation	(4,086)	4,086	(8,171)	8,171
Net result			7,521	(7,521)	15,042	(15,042)

(*) Detailed information of derivatives block is described below.

Sensitivity analysis — consolidated derivative position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		BRL fluctuation		(1,583)	1,583	(3,165)	3,165
		USD interest rate inside Brazil variation	(607)	(40)	40	(82)	78
	CDI vs. US$ fixed rate swap	Brazilian interest rate fluctuation		(21)	20	(44)	38
		USD Libor variation		(0.1)	0.1	(0.2)	0.2
		BRL fluctuation		(139)	139	(278)	278
	CDI vs. US$ floating rate swap	Brazilian interest rate fluctuation	(110)	(0.2)	0.2	(0.4)	0.4
		USD Libor variation		(0.02)	0.02	(0.04)	0.04
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP		BRL fluctuation		(1,710)	1,710	(3,421)	3,421
		USD interest rate inside Brazil variation	(1,398)	(104)	99	(215)	192
	TJLP vs. US$ fixed rate swap	Brazilian interest rate fluctuation		364	(322)	778	(608)
		TJLP interest rate fluctuation		(171)	168	(345)	331
		BRL fluctuation		(176)	176	(352)	352
		USD interest rate inside Brazil variation		(11)	10	(22)	19
	TJLP vs. US$ floating rate swap	Brazilian interest rate fluctuation	(188)	28	(25)	61	(47)
		TJLP interest rate fluctuation		(13)	13	(27)	26
		USD Libor variation		7	(7)	13	(13)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		BRL USD fluctuation		(219)	219	(437)	437
	BRL fixed rate vs. US$ fixed rate swap	USD interest rate inside Brazil variation	(185)	(9)	8	(18)	17
		Brazilian interest rate fluctuation		36	(32)	76	(61)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA		BRL fluctuation		(259)	259	(518)	518
		USD interest rate inside Brazil variation		(25)	23	(52)	44
	IPCA vs. US$ fixed rate swap	Brazilian interest rate fluctuation	36	150	(127)	330	(234)
		IPCA index fluctuation		(69)	74	(134)	152
		USD Libor variation		(9)	8	(18)	16
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. US$ fixed rate swap	EUR fluctuation	241	(867)	867	(1,735)	1,735
		EUR Libor variation		43	(41)	89	(80)

		USD Libor variation		(69)	63	(145)	122
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	867	(867)	1,735	(1,735)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		CAD fluctuation		(260)	260	(520)	520
	CAD Forward	CAD Libor variation	(51)	2	(2)	4	(4)
		USD Libor variation		(0.5)	0.5	(1)	1
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	260	(260)	520	(520)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		3	(3)	6	(6)
	Pruchase / sale of nickel future/forward contracts	Libor USD fluctuation	(0.71)	—	—	—	—
		CAD fluctuation		(0.2)	0.2	(0.4)	0.4
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(3)	3	(6)	6

Nickel fixed price program		Nickel price fluctuation		(84)	84	(169)	169
	Purchase of nickel future/forward contracts	Libor USD fluctuation	35	(0.1)	0.1	(0.2)	0.2
		CAD fluctuation		9	(9)	17	(17)
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	84	(84)	169	(169)

Copper Scrap Purchase Protection Program		Copper price fluctuation		0.6	(0.6)	1.3	(1.3)
	Sale of copper future/forward contracts	Libor USD fluctuation	(0.11)	—	—	—	—
		CAD fluctuation		(0.03)	0.03	(0.06)	0.06
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.6)	0.6	(1.3)	1.3

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	27	(271)	271	(543)	543
		Libor USD fluctuation		(0.17)	0.17	(0.33)	0.33
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	271	(271)	543	(543)

Bunker Oil Hedge Program			22	(481)	481	(962)	962
	Bunker Oil forward	Bunker Oil price fluctuation		(0.3)	0.3	(0.6)	0.6
		Libor USD fluctuation
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	481	(481)	962	(962)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(52)	63	(92)	134
	10 million of SLW warrants	Libor USD fluctuation	119	(6)	6	(12)	11
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	52	(63)	92	(134)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	1.3	42	(42)	83	(83)
		CAD fluctuation		1.3	(1.3)	2.5	(2.5)

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	0.2	25	(25)	49	(49)
		CAD fluctuation		1	(1)	2	(2)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(1.5)	1	(3)	2	(10)

Sensitivity analysis - cash investments in other currencies

The Company’s cash investments linked to other currencies that not US$ are also subjected to the volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(28)	28	(56)	56
Cash Investments	Cash denominated in CAD	CAD	(0.006)	0.006	(0.01)	0.01
Cash Investments	Cash denominated in GBP	GBP	(15)	15	(29)	29
Cash Investments	Cash denominated in AUD	AUD	(0.5)	0.5	(1)	1
Cash Investments	Cash denominated in Other Currencies	Others	(68)	68	(136)	136

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30, 2014.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB	-
Barclays	A3	A-
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+
Caixa Economica Federal	Baa2	BBB-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Chartered	A2	A+
Intesa Sanpaolo Spa	Baa2	BBB

* Long Term Rating/LT Foreign Issuer Credit

24                                  Stockholders’ Equity

a)                                    Capital

Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed increase in capital, without issuance of shares, in the total amount of R$2,300, by the capitalization of revenue reserves.

On June 30, 2014, the capital was US$77,300 corresponding to 5,244,316,120 shares without par value.

	June 30, 2014 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	731,862,132	603,005,411	1,334,867,543
FMP - FGTS	85,030,848	—	85,030,848
PIBB - BNDES	1,600,906	2,381,836	3,982,742
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	260,717,289	531,509,487	792,226,776
Institutional investors	132,954,512	331,111,088	464,065,600
Retail investors in Brazil	50,673,386	413,188,820	463,862,206
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)                                     Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,452,900 preferred shares class “A” issued of the Vale held in treasury, arising from the buy-back program approved in June 2011.

On June 30, 2014, there were 90,941,194 treasury stocks, in the total amount of R$2,746, as follows:

	Shares
	Preferred	Common	Total
Balance on December 31, 2012	140,857,692	71,071,482	211,929,174
Addition	—	—	—
Reduction	—	—	—
Balance on December 31, 2013	140,857,692	71,071,482	211,929,174
Addition	—	—	—
Reduction	(81,451,900)	(39,536,080)	(120,987,980)
Balance on June 30, 2014 (unaudited)	59,405,792	31,535,402	90,941,194

c)                                      Basic and diluted earnings per share

Basic and diluted earnings per shares were calculated as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income from continuing operations attributable to the Company’s stockholders	3,187	809	9,096	7,125

Basic and diluted earnings per share:
Income available to preferred stockholders	1,217	309	3,473	2,721
Income available to common stockholders	1,970	500	5,623	4,404
Total	3,187	809	9,096	7,125

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.62	0.16	1.77	1.38
Basic earnings per common share	0.62	0.16	1.77	1.38

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Income (loss) from discontinuing operations attributable to the Company’s stockholders	—	23	—	(92)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	9	—	(35)
Loss available to common stockholders	—	14	—	(57)
Total	—	23	—	(92)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	—	—	(0.02)
Basic earnings per common share	—	—	—	(0.02)

	Parent company (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income attributable to the Company’s stockholders	3,187	832	9,096	7,033

Basic and diluted earnings per share:
Income available to preferred stockholders	1,217	318	3,473	2,685
Income available to common stockholders	1,970	514	5,623	4,348
Total	3,187	832	9,096	7,033

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Basic earnings per preferred share	0.62	0.16	1.77	1.36
Basic earnings per common share	0.62	0.16	1.77	1.36

d)                           Remuneration of stockholders

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on 1st half-year of 2012
First installment - April	792	3,661	4,453	0.864045420
	792	3,661	4,453
Amounts paid on 1st half-year of 2013
First installment - April	—	4,632	4,632	0.898904129
	—	4,632	4,632

25.                               Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)                                     Results by segment

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	15,923	4,213	1,370	578	22,084
Cost and expenses	(8,700)	(2,873)	(1,209)	(630)	(13,412)
Impairment of assets	(1,730)	—	—	—	(1,730)
Depreciation, depletion and amortization	(913)	(799)	(258)	(20)	(1,990)
Operating income (loss)	4,580	541	(97)	(72)	4,952

Financial results, net	28	(155)	16	(18)	(129)
Realized gain on assets available for sale	—	—	—	(39)	(39)
Equity results from associates and joint venture	539	(15)	—	18	542
Income taxes	(2,083)	(139)	16	(30)	(2,236)
Net income (loss) of the period	3,064	232	(65)	(141)	3,090
Loss attributable to noncontrolling interests	(49)	(26)	(5)	(17)	(97)
Income (loss) attributable to the company’s stockholders	3,113	258	(60)	(124)	3,187

Sales classified by geographic area:
America, except United States	409	573	26	27	1,035
United States of America	—	586	—	240	826
Europe	2,299	1,533	56	15	3,903
Middle East/Africa/Oceania	928	92	—	—	1,020
Japan	1,697	516	—	8	2,221
China	7,561	369	—	—	7,930
Asia, except Japan and China	1,304	538	26	—	1,868
Brazil	1,725	6	1,262	288	3,281
Net revenue	15,923	4,213	1,370	578	22,084

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	16,454	3,493	1,565	597	22,109	762	22,871
Cost and expenses	(7,452)	(2,642)	(1,494)	(900)	(12,488)	(644)	(13,132)
Depreciation, depletion and amortization	(1,000)	(914)	(215)	(18)	(2,147)	(82)	(2,229)
Operating income (loss)	8,002	(63)	(144)	(321)	7,474	36	7,510

Financial results, net	(7,141)	49	(67)	150	(7,009)	5	(7,004)
Equity results from associates and joint venture	215	(6)	—	(105)	104		104
Income taxes	22	53	130	(33)	172	(18)	154
Net income (loss) of the period	1,098	33	(81)	(309)	741	23	764
Loss attributable to noncontrolling interests	(12)	(4)	(10)	(42)	(68)	—	(68)
Income (loss) attributable to the company’s stockholders	1,110	37	(71)	(267)	809	23	832

Sales classified by geographic area:
America, except United States	389	494	27	21	931	—	931
United States of America	—	572	—	171	743	—	743
Europe	2,816	1,256	73	—	4,145	—	4,145
Middle East/Africa/Oceania	1,032	44	8	—	1,084	—	1,084
Japan	2,171	309	—	—	2,480	—	2,480
China	7,032	386	—	—	7,418	—	7,418
Asia, except Japan and China	1,505	345	14	1	1,865	—	1,865
Brazil	1,509	87	1,443	404	3,443	762	4,205
Net revenue	16,454	3,493	1,565	597	22,109	762	22,871

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	32,318	8,290	2,629	1,256	44,493
Cost and expenses	(16,995)	(5,664)	(2,387)	(1,230)	(26,276)
Impairment of assets	(1,730)	—	—	—	(1,730)
Depreciation, depletion and amortization	(2,070)	(1,801)	(497)	(33)	(4,401)
Operating income (loss)	11,523	825	(255)	(7)	12,086

Financial results, net	677	(465)	19	(32)	199
Realized gain on assets available for sale	—	—	—	(39)	(39)
Equity results from associates and joint venture	1,075	(26)	—	(48)	1,001
Income taxes	(4,374)	(221)	61	(39)	(4,573)
Net income (loss) of the period	8,901	113	(175)	(165)	8,674
Loss attributable to noncontrolling interests	(98)	(289)	(16)	(19)	(422)
Income (loss) attributable to the company’s stockholders	8,999	402	(159)	(146)	9,096

Sales classified by geographic area:
America, except United States	890	1,395	50	27	2,362
United States of America	5	1,206	—	533	1,744
Europe	5,113	2,933	119	15	8,180
Middle East/Africa/Oceania	1,986	175	—	—	2,161
Japan	3,390	904	—	7	4,301
China	14,744	734	—	—	15,478
Asia, except Japan and China	2,692	937	33	—	3,662
Brazil	3,498	6	2,427	674	6,605
Net revenue	32,318	8,290	2,629	1,256	44,493

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	32,191	7,167	3,003	974	43,335	1,337	44,672
Cost and expenses	(14,380)	(4,940)	(2,767)	(1,227)	(23,314)	(1,248)	(24,562)
Depreciation, depletion and amortization	(1,827)	(1,843)	(453)	(40)	(4,163)	(160)	(4,323)
Operating income (loss)	15,984	384	(217)	(293)	15,858	(71)	15,787

Financial results, net	(7,787)	144	(83)	50	(7,676)	6	(7,670)
Equity results from associates and joint venture	580	(12)	—	(122)	446	—	446
Income taxes	(1,771)	3	133	(50)	(1,685)	(27)	(1,712)
Net income (loss) of the period	7,006	519	(167)	(415)	6,943	(92)	6,851
Loss attributable to noncontrolling interests	(59)	(60)	—	(63)	(182)	—	(182)
Income (loss) attributable to the company’s stockholders	7,065	579	(167)	(352)	7,125	(92)	7,033

Sales classified by geographic area:
America, except United States	757	1,113	50	21	1,941	—	1,941
United States of America	6	1,146	—	222	1,374	—	1,374
Europe	5,637	2,494	140	—	8,271	—	8,271
Middle East/Africa/Oceania	1,897	79	22	—	1,998	—	1,998
Japan	2,895	579	—	—	3,474	—	3,474
China	15,382	885	—	—	16,267	—	16,267
Asia, except Japan and China	2,654	775	39	1	3,469	—	3,469
Brazil	2,963	96	2,752	730	6,541	1,337	7,878
Net revenue	32,191	7,167	3,003	974	43,335	1,337	44,672

	Three-month period ended (unaudited)
	June 30, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	11,941	(5,262)	(477)	(151)	(75)	5,976	(679)	(1.118)	4,179	85,104	2,544	1,401
Pellets	2,795	(1,388)	(33)	—	(14)	1,360	(126)	—	1,234	4,227	74	1,799
Ferroalloys and manganese	242	(150)	(19)	—	(16)	57	(21)	—	36	659	16	—
Others Ferrous products and services	498	(333)	8	—	—	173	(57)	—	116	788	40	—
	15,476	(7,133)	(521)	(151)	(105)	7,566	(883)	(1.118)	5,565	90,778	2,674	3,200
Coal	447	(674)	(91)	(5)	(20)	(343)	(30)	(612)	(985)	13,283	1,779	828
	15,923	(7,807)	(612)	(156)	(125)	7,223	(913)	(1,730)	4,580	104,061	4,453	4,028
Base Metals
Nickel and other products (a)	3,430	(2,107)	36	(75)	(323)	961	(724)	—	237	64,720	783	46
Copper (b)	783	(395)	(1)	(2)	(6)	379	(75)	—	304	8,874	239	478
	4,213	(2,502)	35	(77)	(329)	1,340	(799)	—	541	73,594	1,022	524
Fertilizers
Potash	76	(78)	(4)	(8)	(7)	(21)	(19)	—	(40)	370	—	—
Phosphates	1,045	(891)	(36)	(28)	(18)	72	(212)	—	(140)	—	—	—
Nitrogen	190	(128)	(2)	(5)	(4)	51	(27)	—	24	16,851	42	—
Others fertilizers products	59	—	—	—	—	59	—	—	59	—	—	—
	1,370	(1,097)	(42)	(41)	(29)	161	(258)	—	(97)	17,221	42	—

Others	578	(389)	(162)	(79)	—	(52)	(20)	—	(72)	9,342	530	6,699
Total	22,084	(11,795)	(781)	(353)	(483)	8,672	(1,990)	(1,730)	4,952	204,218	6,047	11,251

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	June 30, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	12,608	(4,394)	(520)	(143)	(156)	7,395	(717)	6,678	82,677	2,994	1,431
Pellets	3,013	(1,200)	(80)	(6)	(71)	1,656	(99)	1,557	4,303	65	1,652
Ferroalloys and manganese	198	(160)	6	—	—	44	(11)	33	611	9	—
Others Ferrous products and services	109	(62)	4	—	—	51	(73)	(22)	1,278	12	—
	15,928	(5,816)	(590)	(149)	(227)	9,146	(900)	8,246	88,869	3,080	3,083
Coal	526	(531)	(112)	(8)	(19)	(144)	(100)	(244)	8,495	458	685
	16,454	(6,347)	(702)	(157)	(246)	9,002	(1,000)	8,002	97,364	3,538	3,768
Base Metals
Nickel and other products (a)	2,811	(1,770)	214	(76)	(390)	789	(826)	(37)	65,767	1,111	51
Copper (b)	682	(548)	(31)	(37)	(4)	62	(88)	(26)	9,106	191	535
	3,493	(2,318)	183	(113)	(394)	851	(914)	(63)	74,873	1,302	586
Fertilizers
Potash	96	(68)	(25)	(5)	(155)	(157)	(11)	(168)	5,255	88	—
Phosphates	1,164	(919)	(37)	(5)	(15)	188	(156)	32	17,169	196	—
Nitrogen	260	(235)	(25)	(1)	(4)	(5)	(48)	(53)	—	—	—
Others fertilizers products	45	—	—	—	—	45	—	45	671	—	—
	1,565	(1,222)	(87)	(11)	(174)	71	(215)	(144)	23,095	284	—

Others	597	(419)	(444)	(37)	—	(303)	(18)	(321)	4,726	234	4,063
	22,109	(10,306)	(1,050)	(318)	(814)	9,621	(2,147)	7,474	200,058	5,358	8,417
Discontinued operations (General Cargo)	762	(553)	(86)	(5)	—	118	(82)	36	5,583	476	—
Total	22,871	(10,859)	(1,136)	(323)	(814)	9,739	(2,229)	7,510	205,641	5,834	8,417

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-month period ended (unaudited)
	June 30, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	24,153	(9,856)	(1,240)	(294)	(131)	12,632	(1,545)	(1,118)	9,969	85,104	5,633	1,401
Pellets	6,175	(2,833)	(40)	(1)	(66)	3,235	(246)	—	2,989	4,227	248	1,799
Ferroalloys and manganese	405	(279)	(24)	—	(29)	73	(36)	—	37	659	80	—
Others Ferrous products and services	815	(719)	12	—	—	108	(120)	—	(12)	788	71	—
	31,548	(13,687)	(1,292)	(295)	(226)	16,048	(1,947)	(1,118)	12,983	90,778	6,032	3,200
Coal	770	(1,232)	(217)	(7)	(39)	(725)	(123)	(612)	(1,460)	13,283	2,737	828
	32,318	(14,919)	(1,509)	(302)	(265)	15,323	(2,070)	(1,730)	11,523	104,061	8,769	4,028
Base Metals
Nickel and other products (a)	6,734	(4,023)	(23)	(149)	(596)	1,943	(1,638)	—	305	64,720	1,419	46
Copper (b)	1,556	(871)	15	(2)	(15)	683	(163)	—	520	8,874	497	478
	8,290	(4,894)	(8)	(151)	(611)	2,626	(1,801)	—	825	73,594	1,916	524
Fertilizers
Potash	160	(150)	(4)	(18)	(22)	(34)	(32)	—	(66)	370	—	—
Phosphates	1,997	(1,700)	(84)	(53)	(70)	90	(409)	—	(319)	—	—	—
Nitrogen	376	(260)	(8)	(10)	(8)	90	(56)	—	34	16,851	227	—
Others fertilizers products	96	—	—	—	—	96	—	—	96	—	—	—
	2,629	(2,110)	(96)	(81)	(100)	242	(497)	—	(255)	17,221	227	—

Others	1,256	(833)	(235)	(162)	—	26	(33)	—	(7)	9,342	768	6,699
Total	44,493	(22,756)	(1,848)	(696)	(976)	18,217	(4,401)	(1,730)	12,086	204,218	11,680	11,251

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-month period ended (unaudited)
	June 30, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	24,844	(8,312)	(1,191)	(267)	(254)	14,820	(1,314)	13,506	82,677	6,741	1,431
Pellets	5,821	(2,120)	(79)	(12)	(143)	3,467	(178)	3,289	4,303	205	1,652
Ferroalloys and manganese	432	(311)	(41)	—	—	80	(21)	59	611	31	—
Others Ferrous products and services	145	(115)	7	—	—	37	(130)	(93)	1,278	24	—
	31,242	(10,858)	(1,304)	(279)	(397)	18,404	(1,643)	16,761	88,869	7,001	3,083
Coal	949	(1,052)	(420)	(29)	(41)	(593)	(184)	(777)	8,495	698	685
	32,191	(11,910)	(1,724)	(308)	(438)	17,811	(1,827)	15,984	97,364	7,699	3,768
Base Metals
Nickel and other products (a)	5,964	(3,499)	116	(168)	(770)	1,643	(1,671)	(28)	65,767	2,797	51
Copper (b)	1,203	(943)	(87)	(63)	(10)	100	(172)	(72)	9,106	558	535
Others base metals products	—	—	484	—	—	484	—	484	—	—	—
	7,167	(4,442)	513	(231)	(780)	2,227	(1,843)	384	74,873	3,355	586
Fertilizers
Potash	198	(124)	(33)	(7)	(155)	(121)	(49)	(170)	5,255	525	—
Phosphates	2,126	(1,680)	(150)	(12)	(42)	242	(299)	(57)	17,169	346	—
Nitrogen	600	(523)	(26)	(4)	(7)	40	(105)	(65)	—	—	—
Others fertilizers products	79	—	—	(4)	—	75	—	75	671	—	—
	3,003	(2,327)	(209)	(27)	(204)	236	(453)	(217)	23,095	871	—

Others	974	(655)	(475)	(97)	—	(253)	(40)	(293)	4,726	492	4,063
	43,335	(19,334)	(1,895)	(663)	(1,422)	20,021	(4,163)	15,858	200,058	12,417	8,417
Discontinued operations (General Cargo)	1,337	(1,106)	(128)	(14)	—	89	(160)	(71)	5,583	874	—
Total	44,672	(20,440)	(2,023)	(677)	(1,422)	20,110	(4,323)	15,787	205,641	13,291	8,417

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

26.                               Cost of goods sold and services rendered, and sales and administrative expenses and other operational expenses (income), net, by nature

a)             Costs of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Personnel	1,479	1,644	3,085	3,141
Material	1,819	2,065	3,734	3,966
Fuel oil and gas	981	940	1,964	1,795
Outsourcing services	2,362	1,957	4,488	3,624
Energy	298	307	641	624
Acquisition of products	999	852	1,975	1,421
Depreciation and depletion	1,771	1,926	3,981	3,705
Freight	1,920	1,418	3,543	2,622
Others	1,937	1,123	3,327	2,142
Total	13,566	12,232	26,738	23,040

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Personnel	1,538	1,381
Material	1,948	1,598
Fuel oil and gas	1,297	1,098
Outsourcing services	2,723	2,086
Energy	319	358
Acquisition of products	570	360
Depreciation and depletion	1,388	1,036
Others	2,104	1,867
Total	11,887	9,784

b)                                     Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Personnel	222	271	481	556
Services (consulting, infrastructure and others)	109	137	213	275
Advertising and publicity	13	28	25	42
Depreciation and amortization	115	85	220	193
Travel expenses	21	17	26	27
Taxes and rents	6	20	19	36
Incentive	—	4	—	4
Sales	35	46	133	115
Others	7	38	78	101
Total	528	646	1,195	1,349

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Personnel	267	366
Services (consulting, infrastructure and others)	117	175
Advertising and publicity	21	35
Depreciation and amortization	148	144
Travel expenses	15	16
Taxes and rents	1	12
Incentive	—	3
Sales	(11)	5
Others	65	6
Total	623	762

c)              Others operational expenses (incomes), net

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Provision for litigation	153	149	287	169
Provision for loss with VAT credits (ICMS)	81	69	184	98
Provision for profit sharing	18	60	112	180
Provision for disposal of materials/inventories	48	27	97	306
Tax incentives not used	15	—	17	—
Other	49	180	173	(30)
Total	364	485	870	723

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Provision for litigation	283	84
Provision for loss with VAT credits (ICMS)	188	—
Provision for profit sharing	87	144
Vale do Rio Doce Foundation (“FVRD”)	9	—
Provision for disposal of materials/inventories	21	118
Tax incentives not used	17	—
Other	168	9
Total	773	355

27.                               Financial result

The financial results, by nature, are as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Financial expenses
Interest	(891)	(690)	(1,797)	(1,356)
Labor, tax and civil contingencies	(81)	(98)	(99)	(132)
Derivatives	(50)	(2,134)	(94)	(2,276)
Indexation and exchange rate variation (a)	(585)	(5,531)	(1,729)	(6,133)
Stockholders’ debentures	(598)	(175)	(647)	(515)
Net expenses of REFIS	(389)	—	(780)	—
Others	(237)	(150)	(487)	(302)
	(2,831)	(8,778)	(5,633)	(10,714)
Financial income
Short-term investments	87	53	216	80
Derivatives	871	87	1,414	451
Indexation and exchange rate variation (b)	1,669	1,358	4,013	2,129
Others	75	271	189	378
	2,702	1,769	5,832	3,038
Financial results, net	(129)	(7,009)	199	(7,676)

Summary of indexation and exchange rate variation
Loans and financing	1,433	(5,148)	3,431	(4,525)
Related parties	(8)	14	1	21
Others	(341)	961	(1,148)	500
Net (a) + (b)	1,084	(4,173)	2,284	(4,004)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2014	June 30, 2013
Financial expenses
Interest	(1,664)	(1,394)
Labor, tax and civil contingencies	(90)	(35)
Derivatives	—	(1,694)
Indexation and exchange rate variation (a)	(1,237)	(5,974)
Stockholders’ debentures	(647)	(515)
Net expenses of REFIS	(764)	—
Others	(258)	(113)
	(4,660)	(9,725)
Financial income
Short-term investments	172	58
Derivatives	1,246	294
Indexation and exchange rate variation (b)	3,835	2,426
Others	62	94
	5,315	2,872
Financial results, net	655	(6,853)

Summary of indexation and exchange rate variation
Loans and financing	1,510	(1,464)
Related parties	1,115	(1,770)
Others	(27)	(314)
Net (a) + (b)	2,598	(3,548)

28.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion (approximately R$3.8 billion) in march 2013, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100 (approximately R$199). The amount of US$1,330 (approximately R$2.64 billion) was received for Salobo transaction and US$570 (approximately R$1,133) plus the ten million warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, of US$244 (approximately R$492) was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (approximately R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended on June 30, 2014 and 2013, the Company recognized R$54 and R$20, respectively, and six-month period ended on June 30, 2014 and 2013 the amount of R$107 and R$50, respectively, in Statement of Income related to rendered services.

29.                               Commitments

a)                                     Nickel projects

There have been no material changes to commitments and contingencies disclosed in our financial statements as at March 31, 2014, except for the value of letters of credit and guarantees in the amount of R$2.3 billion that we have provided and are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On June 30, 2014 and December 31, 2013 the value of the debentures at fair value totaled R$4.806 and R$4.159, respectively. The Company paid on March 2014 the amount of R$124 as semi-annual compensation.

c)                                      Operating lease - Pelletize Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations on 31 June 2014 and 2013 were R$403 and R$77, respectively.

d)                                     Concession and Sub-concession Agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On June 30, 2014 the amount guaranteed by Vale was R$1.124. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

On June 30, 2014, the total amount guaranteed by the Company to CSP´s bridge loan equals to R$991, within its threshold.

30.          Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as railway transportation services, through prices agreed between the parties.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Consolidated
	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	8	10	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	3	—	2	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	—
Minas da Serra Geral S.A.	—	2	—	2
Mineração Rio do Norte S.A.	—	21	—	—
Mitsui Co.	139	—	110	—
MRS Logística S.A.	13	41	15	15
Samarco Mineração S.A.	129	1,037	67	380
Teal Minerals Incorporated	—	440	—	409
VLI Multimodal S.A.	419	—	—	—
VLI S.A.	74	141	—	—
VLI Operações Portuárias S.A.	53	—	—	—
Others	255	43	68	58
Total	1,095	1,753	273	864

Current	1,095	1,521	273	611
Non-current	—	232	—	253
Total	1,095	1,753	273	864

	Consolidated
	Liabilities
	June 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	23	—	35	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	113	56	7	138
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	68	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	61	18	7	39
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	176	146	—	299
Ferrovia Centro-Atlântica S.A.	27	363
Minas da Serra Geral S.A.	—	—	16	—
Mitsui Co.	—	—	4	—
MRS Logística S.A.	116	—	51	—
Samarco Mineração S.A.	—	—	2	—
VLI Multimodal S.A.	—	212	—	—
VLI S.A.	—	9	—	—
Others	24	68	—	14
Total	608	872	156	490

Current	608	482	156	479
Non-current	—	390	—	11
Total	608	872	156	490

	Parent Company
	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	8	10	—
Biopalma da Amazônia	2	803	—	834
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	3	—	2	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	—
Companhia Portuária Baía de Sepetiba - CPBS	3	181	4	1
Ferrovia Centro-Atlântica S.A.	42	—	10	—
Mineração Brasileiras reunidas S.A. - MBR	2	100	3	204
Mineração Corumbaense Reunidas S.A.	35	240	32	132
Mineração Rio do Norte S.A.	—	21	—	—
MRS Logística S.A.	9	41	14	13
Salobo Metais S.A.	43	—	36	—
Samarco Mineração S.A.	129	1,037	67	380
Vale International S.A.	21,174	105	13,477	272
Vale Manganês S.A.	—	—	16	—
Vale Mina do Azul	160	39	140	15
VLI S.A.	74	141	—	—
Vale Operações Ferroviárias	419	—	195	—
Vale Potássio Nordeste	9	—	9	—
Others	235	48	125	697
Total	22,349	2,784	14,141	2,548

Current	22,349	1,961	14,141	1,684
Non-current	—	823	—	864
Total	22,349	2,784	14,141	2,548

	Parent Company
	Liabilities
	June 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	23	—	35	—
Biopalma da Amazônia	—	4	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	113	—	7	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	68	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	61	—	7	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	176	—	—	—
Companhia Portuária Baía de Sepetiba - CPBS	215	—	178	—
Ferrovia Centro-Atlântica S.A.	27	363	9	363
Mineração Brasileiras reunidas S.A. - MBR	174	—	248	7
MRS Logística S.A.	127	—	63	—
Mitsui & CO, LTD	—	—	4	—
Samarco Mineração S.A.	—	—	2	—
Vale International S.A.	39	36,520	1	37,728
Vale Manganês S.A.	3	—	—	—
Vale Operações Ferroviárias	—	212	30	2
Vale Potássio Nordeste	4	—	4	—
Others	190	381	143	366
Total	1,220	37,480	765	38,466

Current	1,220	6,870	765	6,453
Non-current	—	30,610	—	32,013
Total	1,220	37,480	765	38,466

	Consolidated (unaudited)
	Three-month period ended
	Income		Cost/Expenses		Revenues (expenses) Financial
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Baovale Mineração S.A.	—	—	(11)	(11)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(51)	(19)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(29)	(7)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(29)	(21)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(78)	(2)	—	—
Companhia Siderúrgica do Atlântico	—	—	(221)	(193)	—	—
Ferrovia Centro Atlântica S.A.	42	—	(26)	—	—	—
Log-in S.A.	—	—	—	(2)	—	—
Mitsui & Co Ltd	53	56	(13)	(25)	—	—
MRS Logistica S.A.	—	1	(246)	(369)	—	—
Samarco Mineração S.A.	136	290	—	—	—	—
Vale Austrália Pty Ltd.	—	—	—	—	—	22
California Steel Industries	197	171	—	—	—	—
VLI Multimodal S.A.	97				6
VLI S.A.	112	—	—	—	6	—
Others	64	17	(4)	(10)	1	(6)
Total	701	535	(708)	(659)	13	16

	Consolidated (unaudited)
	Six-month period ended
	Income		Cost/Expenses		Financial (expenses) income
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Baovale Mineração S.A.	—	—	(23)	(22)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(112)	(28)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(68)	(8)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(53)	(29)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(172)	(11)	—	—
Companhia Siderúrgica do Atlântico	—	—	(495)	(248)
Ferrovia Centro Atlântica S.A.	77	—	(64)	—	—	—
Log-in S.A.	—	—	—	(4)	—	—
Mitsui & Co Ltd	146	110	—	(72)	—	—
MRS Logistica S.A.	—	6	(572)	—	—	—
Samarco Mineração S.A.	282	446	—	(658)	—	—
Vale Austrália Pty Ltd.	—	—	—	—	—	22
California Steel Industries	420	222	—	—	—	—
VLI S.A.	112	—	—	—	21	—
VLI Multimodal S.A.	301				6
Others	103	44	(59)	(16)	17	2
Total	1,441	828	(1,618)	(1,096)	44	24

	Parent company (unaudited)
	Six-month period ended
	Income		Cost/Expenses		Financial (expenses) income
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Baovale Mineração S.A.	—	—	(23)	(22)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	(112)	(28)	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(68)	(8)	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	(53)	(11)	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	(172)	(29)	—	—
Companhia Portuária Baia de Sepetiba - CPBS			(298)	(184)
Ferrovia Centro Atlântica S.A.	77	58	(62)	(56)	—	—
Mineração Brasileiras Reunidas S.A. - MBR	—	5	(345)	(359)
Mitsui & Co Ltd	—	—	(8)	(72)	—	—
MRS Logistica S.A.	—	4	(572)	(647)	—	—
Samarco Mineração S.A.	282	446	—	—	—	—
Vale International S.A.	26,483	25,080	—	—	(590)	(557)
Vale Manganês	2	3	—	—	—	—
Vale Mina do Azul S.A.	20	26	—	—	—	—
Vale Operações Ferroviárias	4	493	—	—	—	—
VLI S.A.	112	—	—	—	21	—
VLI Multimodal	301
Vale Energia S. A.	—	2	(58)	(101)	—	—
Others	45	27	(5)	(19)	(14)	90
Total	27,326	26,144	(1,776)	(1,536)	(583)	(467)

	Balance Sheet		Statement of income (unaudited)
			Three-month period ended		Six-month period ended
	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(unaudited)
Cash and cash equivalents
Brasdesco	49	58	1	1	2	2
	49	58	1	1	2	2

Loan payable
BNDES	9,442	10,065	(109)	(103)	(221)	(171)
BNDESPar	1,621	1,681	(24)	(24)	(48)	(51)
	11,063	11,746	(133)	(127)	(269)	(222)

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Short-term benefits:	9	8	50	39
Wages or pro-labor	6	6	12	12
Direct and indirect benefits	3	2	11	9
Bonus	—	—	27	18

Long-term benefits:	—	—	2	2
Based on stock	—	—	2	2

Termination of position	—	—	—	1
	9	8	52	42

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Paulo Fontoura Valle
Valeriano Durval Guimarães Gomes
Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hayton Jurema da Rocha	Murilo Pinto de Oliveira Ferreira
Isao Funaki	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes

Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Eduardo Cesar Pasa	Executive Officer (Fertilizers and Coal)
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/0-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 31, 2014		Rogerio T. Nogueira
Director of Investor Relations